                                                                 EXHIBIT 99(q)




                                    FORM F-2
                         ANNUAL REPORT UNDER SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1992
                        FDIC CERTIFICATE NUMBER 22797-8

                                   METROBANK
                (Exact name of bank as specified in its charter)

                                   California
         (State or other jurisdiction of incorporation or organization)

                                   95-3271474
                    (I.R.S. Employer Identification Number)

               10900 Wilshire Boulevard, Los Angeles, California
                         (Address of Principal Office)

                                     90024
                                   (Zip Code)

                                 (310) 824-5700
                 (Bank's telephone number, including area code)

          Securities registered pursuant to Section 12(b) of the Act:
                           Common Stock, No Par Value
                                (Title of Class)

Indicate by check mark if disclosure of delinquent filers pursuant to item 10 is not contained herein, and will note be contained, to the best of bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form F-2 or any amendment of this Form F-2.
[  ]

                            American Stock Exchange
                  (Name of each exchange on which registered)

          Securities registered pursuant to Section 12(g) of the Act:
                                      None

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes  X     No ___

Aggregate Market Value of Common stock held by Non-affiliates at March 25,
1993:    $33,018,700  (1)

Number of shares of Common Stock outstanding as of March 20, 1993:  4,754,172

Documents Incorporated by Reference: 1992 Annual Report and 1992 Proxy Statement Parts I and III

(1) Non-affiliates are all shareholders except Directors, Executive Officers, and Principal Shareholders of the Bank.

                               TABLE OF CONTENTS

PART I                                                                                                            PAGE
                                                                                                                 NUMBER
Item 1.  Business                                                                                                   3
Item 2.  Properties                                                                                                 9
Item 3.  Legal Proceedings                                                                                         10
Item 4.  Security Ownership of Certain Owners and Management                                                       11


PART II

Item 5.  Market for the Bank's Common Stock and Related Security Holder Matters                                    12
Item 6.  Selected Financial Data                                                                                   13
Item 7.  Management's Discussion and Analysis of
         Financial Condition and Results of Operations                                                             14
Item 8.  Consolidated Financial Statements and Supplementary Data                                                  27


PART III

Item 9.  Directors and Executive Officers of the Bank                                                              28
Item 10.  Management Renumeration and Transactions                                                                 28


PART IV

Item 11.  Exhibits, Financial Statement Schedules, and Reports on Form F-3                                         29


EXHIBITS

- -  Exhibit Index                                                                                                   30
- -  Supplemental Schedules                                                                                          33
- -  Schedule I - Securities                                                                                         34
- -  Schedule II - Loans to Officers, Directors, Principal Security
     Holders, and any Associates of the Foregoing Persons                                                          35
- -  Schedule III - Loans and Lease Financing Receivables                                                            36
- -  Schedule IV - Bank Premises and Equipment                                                                       37
- -  Schedule V - Investment in Income from Dividends and Equity in
     Earnings or Losses of Subsidiaries and Associated Companies                                                   38
- -  Schedule VI - Allowance for Possible Loan Losses                                                                39

Signatures                                                                                                         40

Consent of Independent Public Accountants                                                                          42
Report of Independent Public Accountants on Supplementary Schedules                                                43

Exhibit 6.2 - 1992 Metrobank Annual Report

ITEM 1.  BUSINESS

GENERAL

     Metrobank is a California state chartered bank originally incorporated as a national association on January 16, 1979. The Bank offers a full range of commercial banking services, including the making of commercial loans, accounts receivable loans, various types of consumer loans, and real estate construction loans and commercial mortgage loans; the acceptance of checking, interest-bearing checking ("NOW"), money market, savings and time deposits; and the provision of traveler's checks, check guarantee, safe deposit and other customary non-deposit banking services. The Bank does not issue VISA or MasterCard credit cards, but is a merchant depository for cardholder drafts under both types of credit cards. At the present time the Bank does not have a trust department; however, the Bank makes arrangements with correspondent banks to provide trust services. The Bank also provides international banking services for its customers.

     Although the Bank offers certain consumer banking services as an accommodation to its existing business banking customers, the Bank does not emphasize this "retail" portion of its business. Accordingly, the Bank does not offer free checking accounts, Saturday or extended banking hours, or drive-through tellers. Management feels strongly that all banking services should be offered only if they are profitable and, if offered, should be charged for on a competitive basis unless the account relationship provides sufficient earnings through its demand deposit balances to more than offset the cost of the services provided. There have been no significant changes in the kind of services offered by the Bank in the past three fiscal years.

     Metrobank converted from a national association to a California state chartered institution on November 1, 1988. Additionally, in 1988, the Bank received approval from the California State Banking Department to establish a wholly-owned subsidiary, Metrocorp, Inc., which could directly invest in real estate projects. The real estate plan filed with the State banking regulators allows Metrocorp to invest in the following types of projects: single family residences, apartment complexes, commercial office buildings, shopping centers, industrial projects or land development projects. As outlined in the plan it is anticipated that investments in such projects will be made in the $5 million to $10 million range, to a maximum total investment in Metrocorp of $72.0 million at December 31, 1990, as allowed by the Real Estate Plan approved by the State Banking Department. It is management's intent to wind down the operations of Metrocorp to comply with the recently enacted Federal Deposit Insurance Corporation Improvement Act.

     As of December 31, 1992, Metrocorp had investments in real estate amounting to approximately $19.2 million. Of this amount, approximately $17.4 million was an investment in a low income housing project which the Bank intends to hold for a fifteen year period as part of its commitment to comply with the Community Reinvestment Act. This investment was made primarily to take advantage of low income housing tax credits which are generated by the project which causes the Bank's effective tax rate for federal purposes to approximate the federal alternative minimum tax rate.

     In 1989, the Bank's wholly owned subsidiary, Metrobancorp, purchased the Josi & Dold Insurance Agency. This entity, incorporated as Metrobancorp, provides a variety of insurance products to various individuals and businesses throughout Southern California. During June of 1992, the Bank transferred the operations of Metrobancorp into the Bank's operations. This transfer was effected to respond to recent legislation which prohibits subsidiaries of Banks from providing insurance related services. This new department of the Bank will continue to do business as the Josi & Dold Insurance Agency.


OFFICES

     The Bank's overall business plan is to become one of the dominant regional banks operating in Southern California, providing banking services primarily to entrepreneurs with companies that have sales volumes up to $50 million per annum. To attain this goal, the Bank strives to acquire high quality personnel and attractive and prominent facilities in communities that are well-recognized centers of commerce. This is reflected in the establishment of the Los Angeles Headquarters Office in the 17-story Murdock Plaza in the heart of Westwood at Wilshire and Westwood Boulevards; the South Bay Regional Head Office in the Del Amo Financial Center in Torrance; the Orange County Regional Head Office located in Koll Center in Newport Beach; the San Fernando Valley Regional Head Office located in the Warner Center Plaza in the West San Fernando Valley; and the San Diego Regional Head Office, located in the Mission Valley area of San Diego. In addition, the Bank maintains centralized loan, finance and administrative facilities in Torrance.

     The principal executive offices of the Bank are located at 10900
Wilshire Boulevard, Los Angeles, California 90024. The telephone number of the Bank is (310) 824-5700.


COMPETITION

     The banking business in California, and specifically in the market area served by the Bank, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. The Bank competes for deposits and loans primarily with other commercial banks, including many of which are much larger than the Bank, as well as with non-bank financial institutions, including savings and loan associations, credit unions, and investment banking firms.

     Among the advantages which major banks have over Metrobank is the ability to conduct large advertising campaigns and to allocate their assets, including loans, to regions of highest demand and yield. These institutions have higher lending limits than Metrobank and generally perform certain customer service functions such as investment and trust services which the Bank does not presently offer.

LENDING ACTIVITIES

     The Bank primarily originates commercial, real estate construction, commercial mortgage, accounts receivable and other consumer loans through its lending division and through relationships its banking officers have created by way of prior business contacts or customer relationships presently at the Bank.

     The Bank's loan portfolio totalled approximately $528.0 million at December 31, 1992, an increase of approximately $44.4 million or 9.2% from December 31, 1991. At December 31, 1992, the loan portfolio represents approximately 58.3% of the Bank's total assets.


COMMERCIAL AND ACCOUNTS RECEIVABLE LOANS

     Commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. These loans typically have maturities ranging from 30 days to 1 year, and "term loans" which have maturities normally ranging from one to five years. Short-term loans provide for periodic interest payments, with principal being paid quarterly or at maturity. Term loans normally provide for monthly payments of principal and interest. At December 31, 1992, commercial loans outstanding totalled $83.5 million.

     Asset based loans are made primarily to provide working funds to medium sized businesses. Such loans are provided on a revolving, non-notification basis with advances made against eligible receivables and inventory. These loans are variable rate, tied to the Bank's prime index. At December 31, 1992, outstanding accounts receivable loans totalled $50.4 million.

     The Bank occasionally extends lines of credit to business customers. On business credit lines, the Bank specifies a maximum amount which it stands ready to lend the customer during a specified period in return for which the customer agrees to maintain its primary banking relationship with the Bank. The purposes for which such loans will be used and the security therefore, if any, are generally determined before the Bank's commitment is extended. Normally, the Bank does not make loan commitments in material amounts for periods in excess of one year.

REAL ESTATE LOANS

     The real estate loan portfolio consists primarily of real estate construction and commercial mortgage loans. The construction loans typically have a maturity of six to twelve months, are variable rate, with principal due at maturity. It has been the policy of the Bank at the completion of the construction loan to request that the borrower secure permanent financing to pay off the interim construction loan. The commercial mortgage loans typically have a five year maturity, are variable rate with principal due at maturity. At December 31, 1992, real estate loans outstanding totalled $302.4 million.


CONSUMER LOANS

     Consumer loans are short-term loans made to individuals and businesses, banker's acceptances, cash reserve and overdraft, and installment loans. These loans typically provide for the monthly payment of both principal and interest, with an interest rate that is tied to a floating rate index, primarily the Bank's prime rate. At December 31, 1992, consumer loans outstanding totalled $91.7 million.


LOAN LOSS RESERVE

     Reserves for losses on loans are established by the Bank's credit review committee in accordance with generally accepted accounting principles, assets are classified in accordance with FDIC guidelines. As a general rule, the FDIC regulations require that problem assets be classified as either "Substandard", "Doubtful", or "Loss" depending on the likelihood that the loan will be collected. These regulations also require that the Bank charge off any "Loss" loan or establish a specific allowance for loan losses equal to the entire classified amount and that the Bank establish an appropriate amount of general allowances for loan losses on performing loans as well. During 1992, 1991 and 1990, Metrobank provided $5,200,000, $2,130,000 and $5,619,000 respectively as a provision for estimated losses on loans or for real estate acquired through foreclosure. At December 31, 1992, 1991 and 1990, the Bank's loan loss reserve as a percentage of total loans was 1.91%, 1.69% and 1.59% respectively.

     This increase in the Bank's loan loss reserve ratio in comparing 1992 to 1991 was due to the decision by management to increase the reserve to a level which was adequate to absorb known and inherent risks in the loans portfolio and to bring its reserves to a level comparable with peer group banks, an increase in net charge-offs to total loans of .64% in 1992 compared to .18% in 1991, as well as additional reserves necessary due to the continued deterioration of the real estate economy in the Southern California area.

OTHER REAL ESTATE OWNED

     At December 31, 1992, the Bank had $10.8 million in real estate acquired in satisfaction of loans and "insubstance foreclosures". The Bank records these properties at the lower cost or fair value at the date of transfer to other real estate owned.


DEPOSITS

     Metrobank offers a variety of deposit accounts including passbook accounts, fixed-rate, fixed-term accounts, demand deposit accounts, money market accounts, and special purpose accounts (such as bankruptcy funds). The accounts vary as to terms, the principal differences being the minimum balance required, the maturity period, interest rate, the manner of paying interest, and withdrawal limitations and penalties. Interest rates paid and minimum balance requirements vary from time to time as determined by Metrobank in accordance with applicable regulations and changing market conditions. The Bank's policy has been to offer a wide variety of rates and savings plans to fit the needs of the deposit base while also conforming to the Bank's cash flow requirements.
The table on pages 18 and 19 of Management's Discussion and Analysis sets forth the average balances outstanding for the period.

     At December 31, 1992, the Bank had concentrations of demand deposits within the entertainment industry, escrow companies, title companies and insolvency trustees. To a large extent these deposits are generated as a result of the Bank's paying for customer expenses such as data processing, accounting and messenger services to assist these companies in accounting for real estate and other transactions. These expenses are "passed through" to the customer in the form of analysis whereby the customer is required to maintain minimum balances in their demand deposit account. Bankruptcy deposits are placed in the Bank through a court appointed trustee (usually an attorney). A majority of these deposits are required to be collateralized by government backed securities to the extent the deposit amount exceeds applicable insurance provided by the FDIC. Of total demand deposits of $396.5 million at December 31, 1992, approximately $205.5 million or 51.8% was escrow and title related, $25.1 million or 6.3% was insolvency related, and $27.1 million or 6.8% was related to entertainment customers.

     To respond to changes in the Bank's deposit structure, the Bank actively solicits time certificates of deposit, both locally and nationally. These deposits are usually short term in duration (90 - 180 days), for which the Bank pays market rates of interest, for an amount of approximately $100,000. At December 31, 1992, approximately $72.7 million of the Bank's certificates of deposit were related to this funding source.

INTEREST RATE RISK MANAGEMENT

     The Bank manages interest rate risk through the Asset/Liability Management Committee (ALCO). In addition to managing the Bank's exposure to changes in interest rates, the ALCO Committee's responsibilities include managing the Bank's liquidity position, ensuring the Bank has adequate collateral to fund collateralized deposit growth gathering activities and borrowing activities, and to define operating strategies and implement such strategies through defining products, product pricing strategies and execution of financial transactions.

     The Bank's financial position and results of operation are effected by changes in the interest rate environment. Since interest-earning assets and interest-bearing liabilities have various repricings and maturities, changes in interest rates may result in an increase or decrease of net interest income. It is the responsibility of the Bank's ALCO to manage its exposure to fluctuations in interest rate changes. An institution's interest rate sensitivity can be measured by its "gap" (which represents the difference between the maturities or rate change dates on interest earning assets and interest bearing liabilities within a period). In general, banks try to match the repricing intervals in amounts of their assets and liabilities to limit their sensitivity to interest rate fluctuations. Banks that are asset sensitive with more assets subject to repricing earlier than liabilities benefit in period of rising interest rates because the assets command higher earnings rates earlier than the liabilities funding them and generate earnings that can be reinvested at higher rates.
Banks that are liability sensitive benefit in periods of declining rates but suffer when rates increase because funding for comparatively lower yielding assets become more expensive. In a rising rate environment, liability sensitive banks need to pay more in interest to retain existing liabilities and maintain liquidity. To offset this exposure, the ALCO has several alternatives; it can extend the maturities of its time certificates of deposit, increase its relative mix of variable rate interest-earning assets or enter into off-balance sheet hedging transactions.


EMPLOYEES

     At December 31, 1992, the Bank employed 278 individuals including 6 executive officers and a total of 112 other officers. The Bank's employees are not represented by a union. The Bank has never experienced a work stoppage and management of the Bank believes that its employee relations are satisfactory. Management of the Bank also believes that the benefits provided by the Bank to its employees are competitive when compared to similar financial institutions.

ITEM 2.  PROPERTIES

     During the year ended December 31, 1992, the Bank leased office space at an aggregate annual rent of approximately $2.8 million. The space is used for the Bank's executive and business offices. The unexpired lease terms range from 1 year to 10 years with options to renew for up to 10 years. The average unexpired lease term of material leases is 7 years. The Murdock Plaza lease expires in 2001 (with an option to extend to 2011); the Del Amo Financial Center lease expires in 1995; the Koll Center lease expires in 2002 (with an option to extend to 2012); the Warner Center lease expires in 1999 (with an option to extend to 2005); the Mission Valley lease expires in 1995 (with 2 five year options to extend); the lease for the Bank's Administrative Loan Office in Torrance expires in 1995 (with a 5 year option to extend) and the lease for the Bank's deposit operations facilities at the Beaudry Plaza in Los Angeles expires in 1993 (with an option to extend to 1998).

     For additional information relating to the Bank's future leasehold commitments, see footnote 12 on page 25 of the Bank's 1992 Annual Report to Shareholders, attached as Exhibit 6.2 and incorporated herein by this reference.

ITEM 3.  LEGAL PROCEEDINGS

     The Bank is a defendant in a number of lawsuits which have arisen in the ordinary course of its business. It is the opinion of Management of the Bank that although it is not possible to assess with certainty the ultimate outcome of some of these actions at the present time, resolution of the matters will not have a material adverse effect on the Bank's financial condition or results of operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by Item 4 is omitted since the information called for is included in a definitive proxy statement which will be filed with the Federal Deposit Insurance Corporation within 120 days after the end of the most recent fiscal year and such proxy statement is incorporated herein by this reference.

                                    PART II

ITEM 5.  MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

     For information concerning the market for the Bank's common stock and related security holder matters, see "Securities Activity" on page 30 of the Bank's 1992 Annual Report to Shareholders, attached hereto as Exhibit 6.2 and incorporated herein by this reference.

ITEM 6.  SELECTED FINANCIAL DATA

     For selected financial data concerning the Bank see "Selected Financial Data" on page 13 of the Bank's 1992 Annual Report to Shareholders, attached hereto as Exhibit 6.2 and incorporated herein by this reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

     Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It should be read in conjunction with the consolidated financial statements and related notes to the financial statements of the Bank appearing elsewhere in this report.


NET INTEREST INCOME

     The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposit accounts and borrowings). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities as well as the difference between the relative amounts of average interest-earning assets and interest-bearing liabilities.

     The following table shows the average balances of the Bank's assets, liabilities, and shareholders' equity and the percentage distribution of the items computed using average daily balances for the periods indicated:



                                                               1992                             1991
                                                   ----------------------------     ----------------------------
                                                   AVERAGE              % OF        AVERAGE              % OF
                                                   BALANCE                TOTAL     BALANCE                TOTAL
                                                   ----------------------------     ----------------------------
ASSETS
    CASH AND CASH EQUIVALENTS                      $ 70,615              8.2%       $ 56,656              7.5%
    FEDERAL FUNDS SOLD                                1,385              0.2%          1,640              0.2%
    INVESTMENT SECURITIES                           235,532             27.4%        204,205             27.0%
    INVESTMENT IN REAL ESTATE                        22,728              2.7%         27,456              3.6%
    LOANS, NET                                      499,628             58.2%        442,084             58.5%
    ACCRUED INTEREST RECEIVABLE                       5,713              0.7%          5,798              0.8%
    OTHER REAL ESTATE OWNED, NET                      8,554              1.0%          7,485              1.0%
    PREMISES AND EQUIPMENT                            3,200              0.4%          3,613              0.5%
    OTHER ASSETS                                     10,210              1.2%          6,461              0.9%
                                                   -------------------------------------------------------------
       TOTAL ASSETS                                $857,565            100.0%       $755,398            100.0%
                                                   =============================================================

                                                             1992                                 1991
                                                   ----------------------------       ----------------------------
                                                   AVERAGE              % OF          AVERAGE              % OF
                                                   BALANCE                TOTAL       BALANCE                TOTAL
                                                   ----------------------------       ----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS:
    TIME CERTIFICATES                               $170,269           19.9%           $239,071             31.7%
    OTHER DEPOSITS                                   576,693           67.2%            427,816             56.6%
                                                   ---------------------------------------------------------------
         TOTAL DEPOSITS                              746,962           87.1%            666,887             88.3%


    SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
    AND FUNDS PURCHASED                               40,683            4.8%             22,004              2.9%
    ACCRUED INTEREST PAYABLE                             952            0.1%              1,746              0.2%
    OTHER LIABILITIES                                 11,450            1.3%             11,082              1.5%
                                                   ---------------------------------------------------------------
         TOTAL LIABILITIES                           800,047           93.3%            701,719              92.9%


SHAREHOLDERS' EQUITY:
    COMMON STOCK                                      34,304            4.0%             34,273               4.5%
    GUARANTEE OF ESOP LOAN                            (1,217)          -0.1%             (1,687)             -0.2%
    UNDIVIDED PROFITS                                 24,431            2.8%             21,093               2.8%
                                                   ---------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                   57,518            6.7%             53,679               7.1%

                                                   ---------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $857,565          100.0%           $755,398             100.0%
                                                   ===============================================================



    The Bank's net interest income was $46.0 million for the year ended December 31, 1992. This compares to $39.1 million for the year ended December 31, 1991 and $39.3 million for the year ended December 31, 1990. The increase in net interest income from 1991 to 1992 was primarily due to a substantial decrease in interest expense. Net interest income was further increased by a growth in investment interest income and was offset by a decrease in loan interest income and fees.

    The following table presents the average amounts outstanding for the major categories of the Bank's interest-earning assets and interest-bearing liabilities and the average interest rates earned or paid thereon:

                                                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
INTEREST-EARNING ASSETS:                             1992                  1991                  1990
                                                   --------              --------              --------
FUNDS SOLD:
    AVERAGE OUTSTANDING                            $  1,385              $  1,640              $ 12,730
    AVERAGE YIELD                                      3.61%                 5.24%                 8.24%
    INTEREST INCOME                                $     50              $     86              $  1,049
                                                   --------              --------              --------
INVESTMENT SECURITIES:
    AVERAGE OUTSTANDING                            $235,532              $204,204              $237,764
    AVERAGE YIELD                                      7.68%                 8.36%                 8.43%
    INTEREST INCOME                                $ 18,083              $ 17,074              $ 20,051
                                                   --------              --------              --------
GROSS LOANS:
    AVERAGE OUTSTANDING                            $508,784              $449,190              $384,867
    AVERAGE YIELD                                      8.55%                10.45%                11.26%
    INTEREST INCOME                                $ 43,631              $ 46,937              $ 43,333
                                                   --------              --------              --------
TOTAL INTEREST-EARNING ASSETS:
    AVERAGE OUTSTANDING                            $738,301              $655,034              $635,361
    AVERAGE YIELD                                      8.37%                 9.79%                10.14%
    INTEREST INCOME                                $ 61,764              $ 64,097              $ 64,433
                                                   --------              --------              --------
INTEREST-BEARING LIABILITIES
NOW AND MONEY MARKET DEMAND ACCOUNTS:
    AVERAGE OUTSTANDING                            $225,431              $164,443              $150,144
    AVERAGE YIELD                                      3.06%                 5.15%                 5.76%
    INTEREST EXPENSE                               $  6,892              $  8,467              $  8,645
                                                   --------              --------              --------
SAVINGS DEPOSITS:
    AVERAGE OUTSTANDING                            $ 19,757              $ 19,438              $ 20,830
    AVERAGE YIELD                                      2.98%                 4.85%                 4.96%
    INTEREST EXPENSE                               $    589              $    942              $  1,034
                                                   --------              --------              --------
TIME DEPOSITS:
    AVERAGE OUTSTANDING                            $170,269              $239,071              $193,112
    AVERAGE YIELD                                      3.91%                 6.03%                 7.56%
    INTEREST EXPENSE                               $  6,659              $ 14,411              $ 14,599
                                                   --------              --------              --------
SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE,
FUNDS PURCHASED AND OTHER LIABILITIES:
    AVERAGE OUTSTANDING                            $ 40,683              $ 22,004              $ 24,270
    AVERAGE YIELD                                      4.10%                 6.51%                 7.99%
    INTEREST EXPENSE                               $  1,666              $  1,432              $  1,939
                                                   --------              --------              --------
CAPITALIZED CARRYING COSTS                         $    (65)             $   (284)             $   (110)

TOTAL INTEREST-BEARING LIABILITIES:
    AVERAGE OUTSTANDING                            $456,140              $444,956              $388,356
    AVERAGE YIELD                                      3.45%                 5.61%                 6.46%
    INTEREST EXPENSE                               $ 15,741              $ 24,968              $ 25,107
                                                   --------              --------              --------
NET INTEREST INCOME:                               $ 46,023              $ 39,129              $ 39,326
AVG NET YIELD ON INTEREST-EARNING ASSETS               6.23%                 5.97%                 6.19%

                                                   ====================================================

    Interest and fee income decreased to $61.8 million in 1992 from $64.1 million in 1991 and was $64.4 million for the year ended 1990. This decrease of $2.3 million in interest and fee income in comparing 1992 to 1991 is primarily attributable to a 221 basis point drop in the Bank's average prime rate which more than offset the $60 million increase in average loans outstanding. This decrease in interest and fee income in the loan portfolio was offset by an increase in investment interest income. The average investment portfolio increased by $31.0 million during 1992 which more than offset the 67 basis point decrease in the return on the investment portfolio. This decrease in yield was caused by the reinvestment of maturing investments and additional investments in comparable term securities yielding less due to the drop in U.S. Treasury yields which occurred during 1992.

    The following table summarizes the maturity of the Bank's investment securities and their weighted average yield as of December 31, 1992:


                                                                                                        WEIGHTED
                                                                     PRINCIPAL          BOOK             AVERAGE
                                                                       AMOUNT           VALUE             YIELD
                                                                    -----------------------------------------------
                                                                                    (IN THOUSANDS)
TYPE AND MATURITY GROUPING
U.S. TREASURY SECURITIES:
    WITHIN ONE YEAR                                                 $ 35,000          $ 34,839             8.33%
    AFTER ONE YEAR BUT WITHIN TWO YEARS                               20,000            20,244             7.62%
    AFTER TWO YEARS BUT WITHIN FIVE YEARS                            105,000           107,633             6.82%
    AFTER FIVE YEARS BUT WITHIN TEN YEARS                             20,000            22,179             6.43%
                                                                    --------          --------             ----
         TOTAL U.S. TREASURY SECURITIES                              180,000           184,895             7.16%


MORTGAGE-BACKED SECURITIES AND COLLATERALIZED
MORTGAGE OBLIGATIONS:
    WITHIN ONE YEAR                                                    5,422             5,387             8.33%
    AFTER ONE YEAR BUT WITHIN TWO YEARS                                -                 -                 -
    AFTER TWO YEARS BUT WITHIN FIVE YEARS                             55,070            55,950             8.42%
                                                                    --------          --------             ----
         TOTAL MORTGAGE-BACKED SECURITIES AND
         COLLATERALIZED MORTGAGE OBLIGATIONS                          60,492            61,337             8.41%


OTHER SECURITIES:
    OVER FIVE YEARS                                                      255             2,680             5.34%
                                                                    --------          --------             ----
         TOTAL OTHER SECURITIES                                          255             2,680             5.34%

         TOTAL SECURITIES                                           $240,717          $248,912             7.47%
                                                                    ========          ========             =====

    Interest expense decreased to $15.7 million for the year ended December 31, 1992 from $25.0 million for the year ended December 31, 1991 and $25.1 million for the year ended 1990. The decrease of $9.3 million in comparing 1992 to 1991 is primarily attributable to the 223 basis point decrease in interest expense paid on interest bearing deposits. Because the Bank maintains primarily short term interest bearing deposits, the frequent repricing of these deposits was greatly affected by the substantial decrease in interest rates. Moreover, average interest bearing deposits decreased by $7.5 million in 1992 which added to the decrease in interest expense.

    The following table summarizes certain information regarding the sources, types and amounts of certain of the Bank's average deposit balances during December 1992:





- ------------------------------------------------------------------------------------------------------
                                                                     INTEREST           PERCENT OF
                                  DEMAND             BEARING         TOTAL              AVERAGE TOTAL
SOURCE OF DEPOSITS                DEPOSITS           DEPOSITS        DEPOSITS           DEPOSITS
- ------------------------------------------------------------------------------------------------------
INSOLVENCY TRUSTEES               $ 26,205         $166,392         $192,597              24.6%

COMMERCIAL INDUSTRY                130,159           74,177          204,336              26.1%

ESCROW COMPANIES                   136,199           15,854          152,053              19.5%

TITLE COMPANIES                     43,066            7,177           50,243               6.4%

ENTERTAINMENT INDUSTRY              23,129           38,988           62,117               7.9%

OTHER INDUSTRY                       4,568          115,608          120,176              15.4%
                                  --------         --------         --------             -----

    TOTAL                         $363,326         $418,196         $781,522             100.0%
                                  ========         ========         ========             =====
- ------------------------------------------------------------------------------------------------------

    The following table shows the Bank's average deposits for each of the periods indicated below, based upon average daily balances:


                                                               YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------------------------
                                     1992                            1991                    1990
                               -----------------              -----------------         ------------------
                               AVERAGE     % OF               AVERAGE     % OF          AVERAGE      % OF
                               BALANCE     TOTAL              BALANCE     TOTAL         BALANCE      TOTAL
                               -----------------              -----------------         ------------------
DEMAND DEPOSITS                $331,505     44.4%             $243,935    36.6%          $295,164     44.8%
NOW & SUPER-NOW ACCOUNTS         14,156      1.9%               10,738     1.6%            11,550      1.8%

SAVINGS ACCOUNTS                 19,757      2.6%               19,438     2.9%            20,830      3.2%

MONEY MARKET ACCOUNTS           211,275     28.3%              153,705    23.0%           138,593     21.0%

TIME CERTIFICATES OF DEPOSITS   170,269     22.8%              239,071    35.9%           193,112     29.2%
                               -----------------              ----------------           -----------------
    TOTAL DEPOSITS             $746,962    100.0%             $666,887   100.0%          $659,249    100.0%
                               ========    =====              ========   =====           ========    =====



    The table below details the changes in interest income and interest expense by component, and the amount of change attributable to variations in interest rates, and variations in average balances.

                           Year Ended December 31, 1992           Year Ended December 31, 1991        Year Ended December 31, 1990
                                    over 1991                              over 1990                            over 1989
                           --------------------------------------------------------------------------------------------------------
                            Total                                  Total                             Total
                           Increase        Change Due To:         Increase       Change Due To:     Increase       Change Due To:
(in thousands)            (Decrease)     Rate       Volume       (Decrease)    Rate       Volume   (Decrease)    Rate     Volume
- -----------------------------------------------------------------------------------------------------------------------------------
Interest income:
Interest-earning
  deposits                 $       -    $     -     $           $    (7)     $     -    $    (7)   $  (154)  $    (2)   $  (152)
Other interest income             74         58          16        (963)        (331)      (632)    (1,772)     (111)    (1,661)
Investment securities          1,009     (1,325)      2,334      (2,970)        (127)    (2,843)    (8,392)       14     (8,406)
Loans & bankers'
  acceptances                 (3,426)    (8,104)      4,688       3,604       (3,474)     7,078     12,896    (2,804)    15,700
- -----------------------------------------------------------------------------------------------------------------------------------
Total interest income         (2,333)    (9,371)      7,038        (336)      (3,932)     3,596      2,578    (2,903)     5,481
- -----------------------------------------------------------------------------------------------------------------------------------
Interest expense:
NOW and money market
 demand accounts              (1,568)    (3,398)      1,830        (188)        (924)       736        570       273        297
Savings deposits                (360)      (370)         10         (82)         (14)       (68)      (663)        3       (666)
Time deposits                 (7,752)    (5,061)     (2,691)       (188)      (3,023)     2,835      2,807      (614)     3,421
Funds purchased and
 securities sold under
 agreements to repurchase        234       (350)        584        (507)        (483)       (24)       647      (173)       820
Other interest expense           219          -         219         826          826          -         10        10          -
- -----------------------------------------------------------------------------------------------------------------------------------
 Total interest expense       (9,227)    (9,179)        (48)       (139)      (3,618)     3,479      3,371      (501)     3,872
- -----------------------------------------------------------------------------------------------------------------------------------
Net interest income        $   6,894   $   (192)     $7,086     $  (197)     $  (314)   $   117    $  (793)  $(2,402)    $1,609
===================================================================================================================================

    The decrease in net interest margin from 1991 to 1990 was due primarily to a $51.2 million decrease in average demand deposits outstanding which were replaced by higher costing money market accounts and time certificates of deposit, a decrease in the Bank's prime interest rate, a decrease in investment interest income caused by a $44.7 million decrease in the average portfolio balance; offset by an increase of approximately $3.6 million in loan interest and fee income caused principally by the growth in the loan portfolio of $64.3 million.


NON-INTEREST INCOME

    During 1992, the Bank recognized approximately $5.7 million in non-interest income as compared to $6.2 million in 1991 and $6.0 million in 1990. This decrease of $500,000 in comparing 1992 to 1991 is due primarily to non-recurring gains on the sale of other real estate owned which totalled $800,000 in 1991. Offsetting this decrease was an increase in rental income of $300,000 compared to the previous year on the Bank's low-income housing project which was placed in service in 1991. This low-income housing project also generates a maximum of $1.5 million in tax credits per annum.

    The increase of $200,000 in non-interest income in comparing 1991 to 1990 was due primarily to gains on the sale of other real estate owned and real estate investments of approximately $800,000 in 1991 compared to $1.8 million in 1990, a decrease of $1.0 million, offset by $1.2 million of gross rental income attributable to the Bank's low-income housing project which was placed in service during 1991.


PROVISION FOR POSSIBLE LOAN LOSSES

    The Bank maintains an allowance for loan losses at a level which management deems adequate to offset potential losses. Loans deemed to be uncollectible are charged to this allowance; subsequent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of operations as a provision for possible loan losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant to estimating loan losses.

    The following table indicates the amounts which were allocated as provision for possible loan losses and the relation of those amounts to net charge-offs and total gross loans for the periods indicated:



                          (IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------
         PROVISION      NET CHARGE-      RESERVE                 ALLOWANCE       RATIO OF
FISCAL   CREDITED TO    OFFS AGAINST     TRANSFERRED             BALANCE AT      ALLOWANCE TO
YEAR     ALLOWANCE      ALLOWANCE        TO/(FROM) OREO          YEAR END        GROSS LOANS
- ----------------------------------------------------------------------------------------------------
1992     $5,200         $3,272                 -                  $10,102          1.91%
1991      2,130            788                (160)                 8,174          1.69%
1990      5,619          1,903                 160                  6,672          1.59%
1989      1,498            657                 -                    3,116          1.00%
1988      1,063            531                 -                    2,275          1.07%
- ----------------------------------------------------------------------------------------------------

    The adequacy of the allowance for possible loan losses is also evaluated relative to the level of non-performing loans (those for which principal or interest is past due more than 90 days and those on non-accrual status). As of December 31, 1992, the balance of non-performing loans and "insubstance foreclosures" were approximately $13.1 million, of which $6.6 million was "insubstance foreclosures". This represents 2.5% of the Bank's loan portfolio (including "insubstance foreclosures"), as compared to $7.7 million (1.6% of total loans) on December 31, 1991.

    The following table sets forth the amount of loans on the Bank's books which were contractually past due (including loans on non-accrual status) in payments of interest or principal 90 days or more at the dates indicated:


                                                DECEMBER 31,
                                             ------------------
                                              1992        1991
                                              ----        ----
COMMERCIAL AND ACCOUNTS RECEIVABLE           $3,922      $2,125
REAL ESTATE                                   2,076         764
CONSUMER LOANS                                  307          54
OTHER                                           189         288
                                             ------      ------
  TOTAL                                      $6,494      $3,231
                                             ======      ======



    In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured. Such security generally is composed of cash and first trust deeds on real property. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure ("OREO") may not be saleable for an amount sufficient to offset the entire amount of the loan and costs associated with foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the loan portfolio.

    The provision for possible loan losses increased by approximately $3.1 million from the prior year and is reflective of Management's intention to maintain reserves for possible loan losses at a level sufficient to provide coverage for loan growth and non-performing assets. The Bank's ratio of loan loss reserves to total loans was 1.91% and 1.69% as of December 31, 1992 and December 31, 1991, respectively.

    Loan charge-offs (net of recoveries) for the year ended December 31, 1992 totalled approximately $3.3 million. This compares to the net charge-offs of $800,000 for the same period in 1991. The increase in the Bank's charge-offs was primarily attributable to its asset based loan portfolio; of the $2.5 million increase, $1.2 million was asset based related while approximately $500,000 was real estate construction related. Asset based loans represented 10% and 12% of the Bank's loan portfolio as of December 31, 1992 and December 31, 1991, respectively, while real estate construction loans represented 9% and 11% as of December 31, 1992 and December 31, 1991, respectively.

    The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the Southern California region. Inasmuch as this is the principal geographic area in which Metrobank conducts its business, this environment has had an adverse impact on the Bank's asset quality. As of December 31, 1991, the Bank had approximately $8.1 million of non-performing assets which consisted of $5.2 million of other real estate owned and insubstance foreclosures. As of December 31, 1992, the Bank had approximately $17.3 million in non-performing assets of which $10.8 million consisted of other real estate owned and insubstance foreclosures. Total non-performing assets to total assets as of December 31, 1991 and December 31, 1992 were approximately 1% and 2%, respectively. Additionally, non-accrual loans increased approximately $3.3 million from December 31, 1991 to December 31, 1992. Of this increase, $1.6 million was real estate related and $1.7 million was commercial related.

     The following tables summarize the Bank's loan loss experience for the periods indicated:

                                                                             YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------
BALANCES (IN THOUSANDS):                                           1992             1991            1990
                                                                   ----             ----            ----
LOANS:
    AVERAGE LOANS, NET OF RESERVES                                 $499,628      $442,084        $380,466
    LOANS AT END OF PERIOD, NET OF RESERVES                         517,850       475,474         412,277

ANALYSIS OF ALLOWANCE FOR POSSIBLE LOSSES:
    BALANCE AT BEGINNING OF PERIOD                                    8,174          6,672          3,116
    LOANS CHARGED OFF                                                (3,559)        (1,479)        (2,126)
    RECOVERIES OF LOANS PREVIOUSLY CHARGED OFF                          287            691            223
                                                                    -------       --------       --------
         NET LOANS CHARGED OFF                                       (3,272)          (788)        (1,903)
    RESERVE TRANSFERRED FROM/(TO) OREO                                  -              160           (160)
    PROVISION FOR POSSIBLE LOAN LOSSES                                5,200          2,130          5,619
                                                                    -------       --------       --------
         BALANCE AT END OF PERIOD                                   $10,102       $  8,174       $  6,672
                                                                    =======       ========       ========

RATIOS:
    NET LOAN CHARGE-OFFS TO AVERAGE LOANS                              0.64%          0.18%          0.50%
    NET LOAN CHARGE-OFFS TO LOANS AT END OF PERIOD                     0.63%          0.17%          0.46%
    ALLOWANCE FOR POSSIBLE LOANS LOSSES TO AVERAGE LOANS               1.99%          1.82%          1.73%
    ALLOWANCE FOR POSSIBLE LOAN LOSSES AT END OF PERIOD                1.91%          1.69%          1.59%
    NET LOAN CHARGE-OFFS TO ALLOWANCE FOR POSSIBLE LOAN LOSSES        32.39%          9.64%         28.52%
    NET LOAN CHARGE-OFFS TO PROVISION FOR POSSIBLE LOAN LOSSES        62.92%         37.00%         33.87%

CHARGE-OFFS:
    COMMERCIAL                                                      $ 2,235       $    703       $  1,343
    CONSUMER                                                            362            214            300
    REAL ESTATE                                                         958            431            483
    OTHER                                                                 4            131            -
                                                                    -------       --------       --------
         TOTAL                                                      $ 3,559       $  1,479       $  2,126
                                                                    =======       ========       ========

RECOVERIES:
    COMMERCIAL                                                      $   142       $    319       $    204
    CONSUMER                                                             59            220             19
    REAL ESTATE                                                          65            152             -
    OTHER                                                                21             -              -
                                                                    -------       --------       --------
         TOTAL                                                      $   287       $    691       $    223
                                                                    =======       ========       ========

    The following table shows for the periods indicated the remaining maturity of fixed rate loans and the earliest possible repricing interval for variable rate loans for the Bank's loan portfolio:

                                                      DECEMBER 31,
                                           -------------------------------
                                              1992                   1991
                                              ----                   -----
IMMEDIATE OR ONE DAY                        $402,593              $361,476
THREE MONTHS OR LESS                          15,027                11,984
THREE TO TWELVE MONTHS                        28,914                34,147
ONE TO FIVE YEARS                             72,621                64,084
OVER FIVE YEARS                                8,797                11,957
                                            --------              --------
    TOTAL                                   $527,952              $483,648
                                            ========              ========



PROVISION FOR OREO, INSUBSTANCE FORECLOSURE AND REAL ESTATE INVESTMENT LOSSES

    During 1992, the Bank's wholly owned subsidiary, Metrocorp, Inc. (the Company), transferred one of its joint ventures to insubstance foreclosure and another to OREO. Total write-downs associated with these two properties amounted to approximately $2 million. Additionally, the Company wrote-down its investments in real estate by approximately $700,000 during 1992.


NON-INTEREST EXPENSE

    Non-interest expense increased to $39.2 million for the year ended December 31, 1992 from $35.7 million for the year ended 1991 and $36.3 million for the year ended 1990. This increase of $3.5 million in comparing 1992 to 1991 was due primarily to an increase of $1.4 million in provisions for OREO and insubstance foreclosures, an increase of $1.5 million in personnel expenses due to the start-up of a residential mortgage division, increases to staff for certain areas of the Bank targeted for expansion, as well as normal salary increases. The Bank discontinued the residential mortgage division in December 1992 as anticipated volume was not realized. Additionally, there was an increase of $600,000 in operating expenses related to the Bank's low-income housing project and its commercial office building in Tustin and a $500,000 increase in professional services. Regulatory assessments increased $300,000 and office supplies increased $200,000. Offsetting these increases was a decrease of $900,000 for data processing and other services paid on behalf of certain depository relationships. Other non-interest expenses decreased by approximately $100,000.

    The decrease of $600,000 in comparing 1991 to 1990 was due primarily to a decrease of $2.6 million in data processing and other services paid on behalf of certain depository relationships and an $800,000 decrease in equipment expense primarily related to a one-time charge in 1990. Offsetting these decreases was a $1.2 million increase in operating expenses related to the Bank's low-income housing project placed in service in 1991, a $600,000 increase in regulatory assessments, a $700,000 increase in provisions for OREO and insubstance foreclosure reserves, and a $300,000 net increase in other expenses.

PROVISION FOR INCOME TAXES

    The Bank's provision for income taxes is lower than the statutory federal income tax rate due to the utilization of tax credits related to the Bank's low-income housing project. These tax credits, of which $1.5 million was utilized in 1992 and $1.1 million in 1991, amount to approximately $15 million in credits over a 10 year period. However, the utilization of these tax credits is subject to certain alternative minimum tax restrictions. During 1992, the Bank carried-back approximately $500,000 of tax credit utilization against income recorded in previous years. As of the end of 1992, the Bank had approximately $250,000 of carry-back ability remaining. The effective tax rate used in computing net income was 20.7% in 1992, 27.2% in 1991 and 37.3% in 1990.

    In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 will be effective on January 1, 1993 and supersedes Accounting Principle Bulletin Opinion 11 (APB 11). The statement utilizes the liability method for the recognition and measurement of income taxes. Management does not expect that the adoption of SFAS 109 will have a material effect on the Bank's operations. Management has not determined the proposed statement's results on operations; also, management has not decided whether it will implement SFAS 109 by restating prior years or by recording an adjustment for prior years in the Consolidated Statement of Earnings for the year adopted.


CAPITAL RESOURCES

    The Bank's shareholders' equity totalled $59.3 million on December 31, 1992, which represents an increase of $3.5 million over shareholders' equity on December 31, 1991. This increase was due to net income for the year of $5.8 million, offset by dividends in the amount of $2.9 million and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $575,000.

    The Bank's shareholders' equity totalled $55.8 million as of December 31, 1991, which represents an increase of $3.8 million from shareholders' equity on December 31, 1990. This increase was due to net income for the year of $5.5 million, offset by dividends paid in the amount of $2.0 million and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $288,000.

    The FDIC, the Federal Reserve Board, and the Comptroller of the Currency have adopted regulations that supplement the current regulatory capital requirements by establishing guidelines for calculating "risk-based" and "tier-one" capital ratios. These guidelines establish a framework that requires regulatory capital requirements to be risk adjusted. The risk-based capital ratio is determined by segregating assets and specified off-balance sheet commitments into four risk weighted categories, with higher levels of capital required for the categories perceived as representing greater risk.

    Under the guidelines, the Bank is required to maintain a risk-based capital ratio of 8.00% and a tier-one capital ratio of 4.00% by December 31, 1992. At December 31, 1992, the risk-based capital ratio of the Bank was 11.00% and its tier-one capital ratio was 9.8%. This is primarily because the Bank maintains a significant amount of treasury and agency backed securities which are primarily pledged as collateral for bankruptcy related deposits or repurchase agreements with investment brokers and require either a 0% or 20% risk weighting; additionally most of the Bank's loan commitments are for less than one year which also require a 0% risk weighting.


LIQUIDITY AND INTEREST RATE RISK MANAGEMENT

    Liquidity, which primarily represents the ability of the Bank to meet fluctuations in its deposit structure and to provide for customer credit needs, is actively managed by the Bank's Asset/Liability Management Committee. Inasmuch as a significant portion of the Bank's deposit structure is concentrated in specialized industries (for example, escrow and title insurance companies) which closely parallel the real estate economy in Southern California, the Bank is subject to fluctuations in demand deposits due to trends in real estate activity in Southern California. To mitigate this exposure, the Bank has increased its emphasis on other types of deposits, and to a lesser degree relied upon the use of secured and unsecured lines of credit with correspondent banks and investment banking firms. Additionally, during 1992, Metrobank became a member of the FHLB which also allows it to draw upon lines of credit which were established during the year.

    In addition to managing the liquidity requirements of the Bank, the Asset/Liability Management Committee reviews, recommends and implements changes in the asset and liability structure of the Bank's balance sheet. Presently, the relationship of interest sensitive assets to interest sensitive liabilities would cause an improvement in net interest margin in a falling rate environment. This would be caused primarily by the fact that the Bank's liabilities reprice more rapidly than does its assets and, accordingly, the Bank's net interest income would increase.

    It is management's policy to maintain the maturities of a majority of its certificates of deposit in denominations of $100,000 or more to less than one year. The maturities of such certificates of deposit ("TCD's") were as follows for the period indicated:

                                           DECEMBER 31, 1992
                                                TCD'S
                                           $100,000 OR MORE
                                           ----------------
IMMEDIATE OR ONE DAY                         $  1,628
THREE MONTHS OR LESS                           38,208
THREE TO TWELVE MONTHS                         36,215
ONE TO FIVE YEARS                               1,112
OVER FIVE YEARS                                   -
                                             --------
    TOTAL                                    $ 77,163
                                             ========

INFLATION

    The impact of inflation on the Bank differs significantly from that of industrial concerns, primarily because the Bank's assets and liabilities consist largely of monetary items. The relatively low proportion of the Bank's fixed assets to total assets (approximately .5% for each of the years ended December 31, 1992, 1991, and 1990) reduces both the potential of inflated earnings resulting from understated depreciation charges, and the potential significant understatement of absolute values. Inasmuch as a significant portion of the Bank's deposit base is associated with real estate activity in Southern California, the Bank would be impacted negatively should interest rates increase significantly in that a rise in interest rates would tend to slow real estate activity and accordingly cause deposits to shrink.

ITEM 8.                 CONSOLIDATED FINANCIAL STATEMENTS
                             AND SUPPLEMENTARY DATA

    For consolidated financial statements of the Bank, see "Consolidated Statements of Financial Condition", "Consolidated Statements of Earnings", "Statements of Changes in Shareholders' Equity", "Consolidated Statements of Cash Flows", "Notes to Consolidated Financial Statements" and "Auditors' Report" on pages 15 through 31 of the Bank's 1992 Annual Report to the Shareholders, attached hereto as Exhibit 6.2 and incorporated herein by this reference, and the "Consent of Independent Public Accountants" and "Auditors' Report" at pages 42 through 43 herein. See also "Item 11 - Exhibits, Financial Statement Schedules, and Reports on F-3" herein.

                                   PART III

    Part III of this report (Items 9 and 10) is omitted since the information called for is included in a definitive proxy statement which will be filed with the Federal Deposit Insurance Corporation within 120 days after the end of the most recent fiscal year and such proxy statement is incorporated herein by this reference.

                                   PART IV

ITEM 11.               EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND
                       REPORTS ON FORM F-3

A.       CONTENTS

    1.   CONSOLIDATED FINANCIAL STATEMENTS

    The following financial statements of the Bank are included in the Bank's 1992 Annual Report to Shareholders (Exhibit 6.2 hereto) and are incorporated herein by this reference.

         Consolidated Statements of Financial Condition
         Consolidated Statements of Earnings
         Statement of Changes in Shareholders' Equity
         Consolidated Statement of Cash Flows
         Notes to Consolidated Financial Statements

    2.   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

    Schedules not appearing below are omitted because of the absence of conditions under which they are required or because they appear in the Notes to Financial Statements appearing in the 1992 Annual Report to Shareholders (Exhibit 6.2 hereto) and are incorporated herein by this reference.

    SCHEDULE I          SECURITIES

    The information required by Schedule I is incorporated herein by this reference to Note 3 of the Bank's Consolidated Financial Statements as contained on page 21 of the Bank's 1992 Annual Report to Shareholders (Exhibit 6.2 hereto).

    SCHEDULE II LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY HOLDERS, AND ANY ASSOCIATES OF THE FOREGOING PERSONS

    See page 35 of this filing.

    SCHEDULE III        LOANS AND LEASE FINANCING RECEIVABLES

    The information required by Schedule III is incorporated herein by this reference to Note 5 of the Bank's Consolidated Financial Statements as contained on page 22 of the Bank's 1992 Annual Report to Shareholders (Exhibit 6.2 hereto).

    SCHEDULE IV         BANK PREMISES AND EQUIPMENT

    The information required by Schedule IV is incorporated herein by this reference to Note 7 of the Bank's Consolidated Financial Statements as contained on page 23 of the Bank's 1992 Annual Report to Shareholders (Exhibit 6.2 hereto).

    SCHEDULE V INVESTMENTS IN INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS OR LOSSES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

    See page 38 of this filing.

    SCHEDULE VI         ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The information required by Schedule VI is incorporated herein by this reference to Note 5 of the Bank's Consolidated Financial Statements as contained on page 22 of the Bank's 1992 Annual Report to Shareholders (Exhibit 6.2 hereto).


B.     REPORTS ON FORM F-3

    No reports on Form F-3 were filed this fiscal year ended December 31, 1992.



C.     EXHIBITS



Exhibit Number               Description                     Filing Status
- ---------------              -----------                     -------------
     1.1           The Bank's Articles of Association as      Incorporated by Reference to
                   amended on October 6, 1983                 Exhibit "A" to Form F-1
                                                              Registration Statement of the
                                                              Bank's 1983 Form     F-2


     1.2           The Bank's Articles of Incorporation       Incorporated by Reference to
                   effective November 1, 1988                 Exhibit "1.2" to the Bank's
                                                              1988 Form F-2

     1.3           The Bank's Bylaws as restated on           Incorporated by Reference
                   February 25, 1986                          to Exhibit "2.2" to the
                                                              Bank's 1985 Form F-2

     1.4      The Bank's Bylaws, effective November 1,               Incorporated by Reference to
              1988                                                   Exhibit "1.4" to the Bank's
                                                                     1988 Form F-2

     3.1      Copy of Bank's Incentive Stock Option Plan             Incorporated by Reference to
                                                                     Exhibit "D" to Form F-1
                                                                     Registration Statement of the
                                                                     Bank

     3.2      Copy of Murdock Plaza Lease                            Incorporated by Reference to
                                                                     Exhibit "G" to Form F-1
                                                                     Registration Statement of the
                                                                     Bank

     3.3      Copy of Del Amo Financial Center Lease                 Incorporated by Reference to
                                                                     Exhibit "H" to Form F-1
                                                                     Registration Statement of the
                                                                     Bank

     3.4      Copy of Koll Center Lease                              Incorporated by Reference to
                                                                     Exhibit "I" to Form F-1
                                                                     Registration Statement of the
                                                                     Bank

     3.6      Copy of Warner Center Lease                            Incorporated by Reference to
                                                                     Exhibit "L" to the Bank's 1984
                                                                     Form F-2

    3.10      Copy of Beaudry Center Lease                           Incorporated by Reference to
                                                                     Exhibit "3.10" to the Bank's 1988
                                                                     Form F-2

    3.11      Copy of Bank's Nonqualified Stock Option               Incorporated by Reference to
              Plan                                                   Exhibit "E" to Form F-1
                                                                     Registration Statement of the
                                                                     Bank

    3.12      Copy of Bank's Stock Bonus Plan and Trust              Incorporated by Reference to
                                                                     Exhibit "F" to Form F-1
                                                                     Registration Statement of the
                                                                     Bank


     3.13     Copy of Bank's Employee Savings Plan                 Incorporated by Reference to
                                                                   Exhibit "3.13" to the Bank's
                                                                   1988 Form F-2

     3.14     Metrobank Amended and Restated Employee              Incorporated by Reference to
              Benefit Plan                                         Exhibit "5.12" to the Bank's
                                                                   1986 Form F-2

     3.15     Metrobank Amended and Restated Employee              Incorporated by Reference to
              Stock Ownership Trust Agreement                      Exhibit "5.13" to the Bank's
                                                                   1986 Form F-2

     3.16     First Amendment to Metrobank Amended                 Incorporated by Reference to
              and Restated Employee Benefit Plan                   Exhibit "5.14" to Bank's
                                                                   1986 Form F-2

      6.1     Copy of Bank's 1988 Annual Report to                 Incorporated by Reference to
              Shareholders                                         Exhibit "6.1" to Bank's 1988
                                                                   Form F-2

      6.2     Copy of Bank's 1992 Annual Report to                 Incorporated by Reference to
              Shareholders                                         Exhibit "6.2" to Bank's 1992
                                                                   Form F-2

      9.1     List of Subsidiaries                                 Incorporated by Reference to
                                                                   Exhibit "9.1" to Bank's 1988
                                                                   Form F-2

     10.1     Copy of San Diego Office Lease                     Incorporated by Reference to
                                                                 Exhibit "10.1" to Bank's 1991
                                                                 Form F-2

     10.2     Copy of Torrance Office Lease                      Incorporated by Reference to
                                                                 Exhibit "10.2" to Bank's 1991
                                                                 F-2


                             SUPPLEMENTAL SCHEDULES

                                  SCHEDULE I
                                  SECURITIES

    The information required by format F-9D is provided on page 21 of the Bank's 1992 Annual Report to Shareholders, attached hereto as Exhibit 6.2 and incorporated herein by this reference.

                                 SCHEDULE II
               LOANS TO OFFICERS, DIRECTORS, PRINCIPAL SECURITY
             HOLDERS, AND ANY ASSOCIATES OF THE FOREGOING PERSONS

- ----------------------------------------------------------------------------------------------------
                          12/31/91                                                 12/31/92
NAME                       BALANCE                 ADDITIONS         REPAYMENTS     BALANCE
- ----------------------------------------------------------------------------------------------------
ROBERT MAYER            $ 6,485,000               $    -             $ 27,500       $6,457,500

RUDY MARKMILLER           1,070,875                  788,475             -           1,859,350

WALLACE WONG              3,988,637                    -               85,129        3,903,508

ALL OTHERS                   43,750                    -               15,000           28,750
                          ---------                ---------           ------        ---------

    TOTAL               $11,588,262                 $788,475         $127,629      $12,249,108
                        ===========                 ========         ========      ===========

                                 SCHEDULE III
                    LOANS AND LEASE FINANCING RECEIVABLES

    The information required by format F-9D is provided on page 22 of the Bank's 1992 Annual Report to Shareholders, attached hereto as Exhibit 6.2 and incorporated herein by this reference.

                                 SCHEDULE IV
                         BANK PREMISES AND EQUIPMENT

    The information required by format F-9D is provided on page 23 on the Bank's 1992 Annual Report to Shareholders, attached hereto as Exhibit 6.2 and incorporated herein by this reference.

                                  SCHEDULE V
         INVESTMENTS IN INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS
              OR LOSSES OF SUBSIDIARIES AND ASSOCIATED COMPANIES



- ----------------------------------------------------------------------------------------------------
                                                                                  BANK'S
                                                                              PROPORTIONATE
                        PERCENT OF                        EQUITY IN             PART OF
SUBSIDIARIES            VOTING STOCK         TOTAL        UNDERLYING          EARNINGS FOR
CONSOLIDATED              OWNED            INVESTMENT     NET ASSETS            THE PERIOD
- ----------------------------------------------------------------------------------------------------
METROCORP                  100%              $26,044,623   $26,044,623             100%
- ----------------------------------------------------------------------------------------------------
                                             $26,044,623   $26,044,623
                                             ===========   ===========

                                 SCHEDULE VI
                      ALLOWANCE FOR POSSIBLE LOAN LOSSES

    The information required by format F-9D is incorporated herein by reference to Note 5 of the Bank's Consolidated Financial Statements provided on page 22 of the Bank's 1992 Annual Report to Shareholders, attached hereto as Exhibit
6.2 and incorporated herein by this reference.

                                  SIGNATURES

    Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 29, 1993                                       METROBANK
                                                         ----------------------
                                                          (Bank)

                                By         /s/ David L. Buell
                                          --------------------------
                                           David L. Buell
                                           Chairman of the Board
                                           Chief Executive Officer


    Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Bank and in the capacities indicated on the date set forth above.



         Signature                                            Title
         ---------                                            -----

/s/ David L. Buell                                Chief Executive Officer
- -------------------------------------------
    David L. Buell                                Chairman of the Board
                                                  (principal executive officer)
                                                  and Director



/s/ David P. Malone                               Executive Vice President
- -------------------------------------------
    David P. Malone                               Chief Financial Officer
                                                  (principal financial officer)



/s/ Chris Ishikawa                                Vice President
- -------------------------------------------
    Chris Ishikawa                                Controller
                                                  (principal accounting officer)

/s/ Peter Caloyeras                                 Director
- -------------------------------------------
    Peter Caloyeras




/s/ Seymour Carr                                    Director
- -------------------------------------------
    Seymour Carr




                                                    Director
- -------------------------------------------
    James W. Hobson




/s/ Wallace Wong                                    Director
- -------------------------------------------
    Wallace Wong




                                                    Director
- -------------------------------------------
    Robert L. Mayer




                                                    Director
- -------------------------------------------
    Rudy B. Markmiller

                            [ARTHUR ANDERSEN LOGO]



                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference in this Annual Report on Form F-2 of Metrobank and subsidiary of our report dated January 19, 1993 included in the 1992 Annual Report to Shareholders of Metrobank and subsidiary.



Arthur Andersen & Co.


Los Angeles, California,
January 19, 1993

                            [ARTHUR ANDERSEN LOGO]



          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY
                                  SCHEDULES





To the Shareholders and Board of Directors of Metrobank:

    We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in the annual report of Metrobank and subsidiaries (the "Bank") included in this Form F-2, and have issued our report thereon dated Janaury 19, 1993. Our audit was made for the purpose of forming an opinion on those consolidated statements taken as a whole. The supplemental schedules in pages 35 and 38 are the responsibility of the Bank's management and are presented for purposes of complying with the Federal Deposit Insurance Corporation's rules and regulations and are not a required part of the basic financial statements. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.




Arthur Andersen & Co.


Los Angeles, California,
January 19, 1993

                                  METROBANK

                                     1992

                                Annual Report

                                                                    Metrobank
FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share amounts                1992            1991           1990           1989           1988
Total assets                                              $905,083        $824,774       $744,521       $898,153       $830,995
Total deposits                                             801,863         740,824        672,765        799,901        757,274
Gross loans                                                527,952         483,648        418,949        311,525        213,208
Net earnings                                                 5,758           5,513          2,101          5,468          4,773
Earnings per share                                        $   1.21        $   1.16       $    .44       $   1.33       $   1.16
Shareholders' equity                                        59,279          55,761         52,002         51,904         39,942
Return on equity                                             10.0%           10.3%           3.9%          13.0%          12.8%
                                                          --------        --------       --------       --------       --------


Metrobank is a financially strong, well-capitalized Southern California regional business bank providing a full range of personalized banking services to small and medium size companies, professionals, and affluent individuals through a network of five regional offices in three counties. Offices are located in Westwood, serving the West Los Angeles-Beverly Hills-Santa Monica area; in Warner Center, serving the San Fernando Valley; in Torrance, serving the South Bay; in Newport Beach, serving Orange County; and in Mission Valley, serving
San Diego. Founded in 1978, Metrobank now ranks 11th in size out of 317 banks headquartered in Southern California as of September 30, 1992.

                                    To Our
                                 SHAREHOLDERS

In a year characterized by severe economic conditions, Metrobank's success is especially noteworthy. As California continued in its third year of recession, our marketplace was particularly impacted by weakness in the aerospace, real estate and tourism industries. These contractions caused substantial job losses in Southern California and negatively affected the business sector regionwide.

As a result, most California banks, including Metrobank, were faced with an increase in non-performing assets that required the establishment of larger loan loss reserves. In addition, the recession resulted in a stepped-up pace of industry mergers and consolidations and depressed the market valuation of most California bank shares.

1992 RESULTS

Against this challenging backdrop, Metrobank succeeded in attaining record net income of $5.8 million, up from the 1991 level of $5.5 million. Earnings per share rose to $1.21 for 1992 (the second-highest level in the bank's history), compared with $1.16 a year earlier. Significantly, these gains were achieved after a substantially larger 1992 provision for loan losses and sizable real estate write-downs taken to further strengthen our already-sound financial condition.

To meet the challenge posed by the business climate, as well as to support Southern California businesses that are succeeding despite the difficulties of the economy. Metrobank actively sought to add quality loans during 1992. Real estate construction lending was significantly reduced, but the selective addition of other real estate loans and consumer loans boosted total loans by more than $44 million to a new high of $528 million. During 1993, we will maintain this policy of conservatively supporting the economic activity of Southern California as we believe it is truly a bank's responsibility to promote and sustain the business sectors in its marketplace.

A similar program to expand deposits lifted the total by $61 million to a record $802 million. Importantly, this increase included a 29% boost in non-interest bearing demand deposits to $389 million from $309 million, which more than offset a decline in other deposits. Overall, the composition of the deposit base was significantly strengthened.

Concurrently, total assets increased to an all-time high of $905 million, up from $825 million a year


                          NET INCOME             DIVIDENDS PER SHARE             BOOK VALUE PER SHARE
                          ----------             -------------------             --------------------
                          In thousands
1992                        $5,758                    $0.60                           $12.47
1991                        $5,513                    $0.43                           $11.74
1990                        $2,101                    $0.31                           $10.95



                                 TOTAL ASSETS
                                 In millions

                       1992                      $905
                       1991                      $825
                       1990                      $745


                            CAPITAL RATIOS - 1992


Metrobank Tier 1 Capital to Asset Ratio                          9.8%
Government Required Ratio by Year End, 1992                      4.0%

Metrobank Risk-Based Capital to Asset Ratio                     11.0%
Government Required Ratio by Year End, 1992                      8.0%


earlier. Although we are confident that assets will continue to grow, reaching $1 billion within the foreseeable future, our primary goal is to continue to enhance the quality of assets and the strength of Metrobank's balance sheet.

We are pleased that the bank's improved performance supported the declaration of an increased dividend of $.60 per share for 1992, up from $.43 for 1991. We are hopeful that we can maintain this dividend rate in 1993, but our ability to do so will be dependent upon earnings, economic conditions and regulatory constrainst.

Underlying the achievements of 1992 was our success in creating nearly 400 new banking relationships during the year. This gratifying expansion of our client base included a good cross-section of quality middle-market companies, including manufacturers and distributors, as well as small businesses, professionals and affluent individuals. This is an era when some financial institutions seem hesitant to grow in this regard. Management believes strongly that providing financing and other services to well-managed and successful customers now offers substantial opportunities for even greater growth when the Southern California economy rebounds.

A SOUND, HEALTHY BANK

As the industry experienced some weakening of its capital position in 1992, it is reassuring that Metrobank continues to rank among the best-capitalized institutions in California. Our tier one and risk-based capital ratios rose to 9.8% and 11%, respectively, from 9.6% and 10.9% in 1991. These important measures of financial soundness comfortably exceed the federal minimums for institutions established at 4% and 8%, respectively.

Considering the economic climate, the bank also succeeded in maintaining a reasonable level of asset quality in 1992. Although the ratio of non-performing assets to total assets increased to 1.91%, this percentage is down from a recent high of more than 3% and is favorable in comparison to our industry in the current Southern California economy.

Further, an analysis of the components of non-performing assets indicates that the bank's position is sound. As a result of prudent write-downs, Metrobank's real estate-owned and "in-substance foreclosures"--properties in process of being foreclosed--presently offer only modest exposure to further deterioration in value.

                                    -----
                                      5

Consistent with the decline in business activity that began in 1990, Metrobank expanded its reserves for loan losses from 1.59% and 1.69% of total loans in 1990 and 1991 to 1.91% at year-end 1992. This increased "risk prevention," we are pleased to note, has been accomplished while maintaining a good earnings trend.

However, it is clear that the difficult economic environment is preventing attainment of Metrobank's long-term goals of 15% and 1% returns, respectively, on equity and assets. While these returns equaled 10% and 0.7% in 1992, we are optimistic that improving economic conditions will permit achievement of our objectives later in this decade.

As a result of four separate examination processes conducted during 1992, management concluded that the bank's practices and policies are sound. Most recently, the bank was the object of a regular, comprehensive examination by the Federal Deposit Insurance Corporation, as well as the annual evaluation of our auditors, Arthur Andersen & Co. Earlier, as part of a continuing program to solicit the opinions of outside parties, the bank retained two consulting firms to review our loan portfolio and practices.

THE OUTLOOK

It appears that Southern California may not see any meaningful economic improvement for several years. Accordingly, Metrobank's strategy for the current year is conservative. It is designed to continue to protect the bank against weak economic conditions externally and to take advantage of business opportunities that accrue to us because of our sound marketplace position. The following are among our goals for fiscal 1993:

- - To continue to expand our banking relationships in a manner that will generate quality growth in loans and deposits;

- - To increase loan loss reserves as a safeguard against possible continuing effects of the recession;

- - To remain alert to problem loans and to reflect any adverse changes immediately through appropriate charge-offs and write-downs; and

- -  To maintain our earnings stream at or above the level attained in 1992.


                                    ------
                                      6

                                 GROSS LOANS
                                 In millions



                        1992                            $528
                        1991                            $485
                        1990                            $419



                          LOAN PORTFOLIO CATEGORIES


Construction                                                     9%
Asset Based                                                     10%
Priority Personal                                               11%
Installment                                                     17%
Commercial                                                      25%
Mortgage                                                        28%


Although it is obvious that Southern California remains one of the most depressed regions in the nation, there are sound reasons for optimism regarding the future.

California's importance to the U.S. economy cannot be over-estimated. It leads all states in exports, accounting for 15% of the nation's total in 1991. It is America's import/export gateway - largely through the port of Los Angeles - to the 28 nations of the Pacific Rim, and it is a principal trading partner with Mexico, a market that is growing rapidly with the increasing liberalization of its economy. Additionally, California is and will remain a major center for may industries.

These are just some of the factors that form the basis for Metrobank's confidence in and commitment to Southern California and its middle market businesses. As we have stated in previous annual reports, Metrobank is "the right bank, in the right place, at the right time." This has never been more true than today. The bank's sound economic and competitive position in the current marketplace provides the springboard for our ful participation in the inevitable resurgence of the region's economy.

A large part of Metrobank's success during this period of uncertainty can be attributed to the continued confidence of our shareholders, clients and employees. We also have benefitted from the sound guidance and supervision supplied by our directors, auditors and the goverment agencies which oversee our industry. The support of all of these valued constituencies is greatly appreciated.


David L. Buell
David L. Buell
Chairman for the Board and Chief Executive Officer


Robert P. Bulseco                              Paul B. Alexander
Robert P. Bulseco                              Paul B. Alexander
President and                                  Executive Vice
Chief Administraative                          President and
Officer                                        Chief Credit Officer

David P. Malone                                Paul W. Stroube
David P. Malone                                Paul W. Stroube
Executive Vice                                 Executive Vice
President and Chief                            President,
Financial Officer                              Headquarters Office



                                    -----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                          METROBANK
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
Management's discussion and analysis of financial condition and results of operations is designed to provide a better understanding of significant trends relating to the Bank's financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It should be read in conjunction with the consolidated financial statements and related notes to consolidated financial sttements of the Bank appearing elsewhere in this report.

NET INTEREST INCOME
The Bank's operating results depend primarily on the level of net interest income (the difference between the interest earned on loans and investments less interest expense on deposit accounts and borrowings). A primary factor affecting the level of net interest income is the Bank's interest rate margin between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, aas well as the difference between the relative amounts of average interest-earning assets and interest-bearing liabilities.

The Bank's net interest income was $46.0 million for the year ended December 31, 1992. This compares to $39.1 million for the year ended Decemer 31, 1991 and $39.3 million for the year ended December 31, 1990. The increase in net interest income from 1991 to 1992 was primarily due to a substantial decrease in interest expense. Net interest income was further increased by growth in investment interest income and was offset by a decrease in loan interest income and fees.

Interest and fee income decreased to $61.8 million in 1992 from $64.1 million in 1991 and was $64.4 million for the year ended 1990. This decrease of $2.3 million in interest and fee income in comparing 1992 to 1991 is primarily attributable to a 221 basis point drop in the Bank's average prime rate which more than offset the $60 million increase in average loans outstanding. This decrease in interest and fee income relating to the loan portfolio was offset by an increase in investment interest income. The average investment portfolio increased by $31.0 million during 1992 which offset the 67 basis point decrease in the yield of the investment portfolio. The decrese in yield on the portfolio was caused by the reinvestment of maturing investments and additional investments in comparable term securities yielding less due to the drop in U.S. Treasury yields which occurred during 1992.

Interest expense decreased to $15.7 million for the year ended December 31, 1992 from $25.0 million for the year ended December 31, 1991 and $25.1 million for the year ended 1990. The decrease of $9.3 million in comparing 1992 to 1991 is primarily attributable to a 223 basis point decrease in interest expense paid on interest-bearing deposits. Because the Bank maintains primarily short term interest-bearing deposits, the frequeent repricing of these deposits was greatly affected by the substantial decrease in interest rates. Additionally, average inerest-bearing deposits decreased by $47.5 million in 1992 which added to the decrease in interest expense.

The table below details the changes in interest income and interest expense by component, and the amount of change attributable to variations in interest rates and average balances.

                                     Year ended December 31, 1992    Year ended December 31, 1991    Year ended Decemer 31, 1990
                                             over 1991                             over 1990                  over 1989
                                     ----------------------------    ----------------------------    ----------------------------
                                    Total                            Total                            Total
                                  Increase    Change Due To:        Increase      Change Due To:      Increase    Change Due To:
                                 (Decrease)   Rate     Volume       (Decrease)   Rate     Volume     (Decrease)  Rate     Volume
In thousands
INTEREST INCOME:
Interest-earning deposits         $    --    $    --    $    --     $    (7)     $    --   $    (7)    $  (154)  $    (2)  $  (152)
Other interest income                  74         58         16        (963)        (331)     (632)     (1,772)     (111)   (1,661)
Investment securities               1,009     (1,325)     2,334      (2,970)        (127)   (2,843)     (8,392)       14    (8,406)
Loans & Bankers' acceptances       (3,416)    (8,104)     4,688       3,604       (3,474)    7,078      12,896    (2,804)   15,700
                                  -------    -------    -------     -------      -------   -------     -------   -------   -------
    Total Interest income          (2,333)    (9,371)     7,038        (336)      (3,932)    3,596       2,578    (2,903)    5,481
                                  -------    -------    -------     -------      -------   -------     -------   -------   -------
INTEREST EXPENSE:
NOW and money market demand
  accounts                         (1,568)    (3,398)     1,830        (188)        (924)      736         570       273       297
Sasvings deposits                    (360)      (370)        10         (82)         (14)      (68)       (663)        3      (666)
Time deposits                      (7,752)    (5,601)    (2,691)       (188)      (3,023)    2,835       2,807      (614)    3,421
Funds purchases and other
  borrowed money                      234       (350)       584        (507)        (483)      (24)        647      (173)      820
Capitalized interst                   219         --        219         826          826        --          10        10        --
                                  -------    -------    -------     -------      -------   -------     -------   -------   -------
    Total interest expense         (9,227)    (9,179)       (46)       (139)      (3,618)    3,479       3,371      (501)    3,8872
                                  -------    -------    -------     -------      -------   -------     -------   -------   -------
Net interest income               $ 6,894    $  (192)   $ 7,086     $  (197)     $  (314)  $   117     $  (793)  $(2,402)  $ 1,609
                                  =======    =======    =======     =======      =======   =======     =======   =======   =======



The decrease in net inerest margin from 1991 to 1990 was due primarily to a $51.2 million decrease in average demand deposits outstanding which were replaced by higher costing money market accounts and time certificates of deposit, a decrease in the Bank's prime interest rate, a decrease in investment interest income caused by a $44.7 million decrease in the average portfolio balance; offset by an increase of approximately $3.6 million in loan interest and fee income caused principally by the growth of $64.3 million in the loan portfolio.

NON-INTEREST INCOME
During 1992, the Bank recognized approximately $5.7 million in non-interest income as compared to $6.2 million in 1991 and $6.0 million in 1990. This decrease of $500,000 in comparing 1992 to 1991 was due primarily to non-recurring gains on the sale of other real estate owned in 1991 totalling $800,000 Offsetting this decrease was an increase in rental income of $300,000 compared to the previous year on the Bank's low-income housing project which was placed in service in 1991. This low-income housing project also generates approximately $1.5 million in tax credits per year.

The increase of $200,000 in non-interest income in comparing 1991 to 1990 was due primarily to gains on the sale of other real estate owned and real estate investments of approximately $800,000 in 1991 compared to $1.8 million in 1990, a decrease of $1.0 million, offset by $1.2 million of gross rental incoem attributable to the Bank's low-income housing project which was placed in service during 1991.

PROVISION FOR POSSIBLE LOAN LOSSES
The Bank maintains an allowance fo loan losses at a level which management deems adequate to offset potential losses. Loans deemed to be uncollectible are charged to this allowance; subsewquent recoveries, if any, are credited back to the allowance. Additions to the allowance are made on a regular basis through charges to operations and are reflected in the Bank's statement of earnings as a provision for possible loan losses. The balance of the allowance for possible loan losses reflects the amount which, in management's judgement, is adequate to provide for potential loan losses after weighing the mix of the loan portfolio, current economic conditions, past loan loss experience and other factors relevant in estimating loan losses.

The following table indicates the amounts which were allocated as provision for possible loan losses and the relation of those amounts to net charge-offs and total gross loans for the periods indicated:

                                                         Net            Reserve
                               Provision         Charge-Offs        Transferred          Allowance          Ratio of
                             Credited to             Against            to/from         Balance at      Allowance to
In thousands                   Allowance           Allowance               OREO           Year End       Gross Loans

FISCAL YEAR
1992                           $5,200                $3,272             $   ---            $10,102           1.91%
1991                            2,130                   788                (160)             8,174           1.69%
1990                            5,619                 1,903                 160              6,672           1.59%
1989                            1,498                   657                 ---              3,116           1.00%
1988                            1,063                   531                 ---              2,275           1.07%
                               ------                ------               -----            -------           ----

The adequacy of the allowance for possible loan losses is also evaluated relative to the level of non-performing loans (those for which principal or interest are past due more than 90 days and those on non-accrual status).

In evaluating the adequacy of the allowance for possible loan losses, management also reviews the balance of the allowance as a percentage of loans outstanding less loans considered secured. Such security generally is composed of cash and first trust deeds on real propety. The existence of collateral does not, however, eliminate all credit risk since property acquired through foreclosure ("OREO") may not be saleable for an amount sufficient to offset the entire amount of the loan and costs associated with foreclosure. Although management believes that the allowance for possible loan losses is adequate, future provisions will be subject to continuing evaluation of risks inherent in the lown portfolio.

The provision for possible loan losses increased by approximately $3.1 million from the prior year and is reflective of Management's intention to maintain reserves for possible loan losses at a level sufficient to provide coverage for loan growth and non-performing assets. The Bank's ratio of loan loss reserves to total loans was 1.91% and 1.69% as of December 31, 1992 and December 31, 1991 respectively.


                                    ------
                                      10

Loan charge-offs (net of recoveries) for the year ended December 31, 1992 totalled approximately $3.3 million. This compares to the net charge-offs of $800,000 for 1991. The increase in the Bank's charge-offs was primarily attributable to its asset based loan portfolio; of the $2.5 million increase, $1.2 million was asset based related while approximately $500,000 was real estate construction realted. Asset based loans represented 10% and 12% of the Bank's loan portfolio as of December 31, 1992 and December 31, 1991, respectively, while real estate construction loans represented 9% and 11% as of December 31, 1992 and December 31, 1991, respectively.

The ability of the Bank's borrowers to repay their loans is dependent, to a large extent, on the overall economic climate as well as the real estate values in the Southern California region. Inasmuch as this is the principal geographic area in which Metrobank conducts its business, the recession has had an adverse impact on the Bank's asset quality. As of December 31, 1991, the Bank had approximately $8.1 million of non-performing assets which consisted of $5.2 million of other real estate owned and insubstance foreclosures. As of December 31, 1992, the Bank had approximately $17.3 million non-performing assets of which $10.8 million consisted of other real estate owned and insubstance foreclosures. Total non-performing assets to total assets as of December 31, 1991 and December 31, 1992 was approximately 1% and 2%, respectively. Additionally, non-accrual loans increased approximately $3.3 million to $4.9 million from December 31, 1991 to December 31, 1992. Of this increase, $1.6 million was real estate related and $1.7 million was commercial related.

PROVISION FOR OREO, INSUBSTANCE FORECLOSURE AND REAL ESTATE INVESTMENT LOSSES During 1992, the Bank's wholly owned subsidiary, Metrocorp. Inc. (the Company), transferred a joint venture to insubstance foreclosure and another to OREO. Total write-downs associated with these two properties amounted approximately $2 million. Additionally, the Company wrote-down an investment in real estate by approximately $700,000during 1992.

NON-INTEREST EXPENSE
Non-interest expense increased to $39.2 million for the year ended December 31, 1992 from $35.7 million for the year ended 1991 and $36.3 million for the year ended 1990. This increase of $3.5 million in comparing 1992 to 1991 was due primarily to an increase $1.4 million in provisions for OREO and insubstance foreclosures, an increase of $1.5 million in personnel expenses due to the start-up of a residential mortgage division, increases to staff for certain areas of the Bank targeted for expansion, as well as normal salary increases. The Bank discontinued the residnetial mortgage division in December 1992 as anticipated volume was not realized. Additionally, there was an increase of $600,000 in operating expenses related to the Bank's low-income housing project and its commercial office building in Tustin and a $500,000 increase in professional services. Regualatory assessments increased $300,000 and office supplies increased $200,000. Offsetting these increases was a decrease of $900,000 for data processing and other services paid on behalf of certain depository relationships. Other non-interest expenses decreased by approximately $100,000.

The decrease of $600,000 in comparing 1991 to 1990 was due primarily to a decrease of $1.6 million in data processing and other services paid on behalf of certain depository relationships and an $800,000 decrease in equipment expense primarily related to a one-time charge in 1990. Offsetting these decreases was a $1.2 million increase in operating expenses related to the Bank's low-income housing project placed in service in 1991, a $600,000 increase in regulatory assessments, a $700,000 increase in provisions for OREO and insubstance foreclosure reserves, and a $300,000 net increase in other expenses.

PROVISION FOR INCOME TAXES
The Bank's provision for income taxes is lower than the statutory federal income tax rate due to the utilization of tax credits related to the Bank's low-income housing project. These tax credits, of which $1.5 million was utilized in 1992 and $1.1 million in 1991, amount to approximately $15 million in credits over a 10 year period. However, the utilization of these tax credits is subject to certain alternative minimum tax restrictions. During 1992, the Bank carried back approximately $500,000 of tax credits against income recorded in previous years. As of the end of 1992, the Bank had approximately $250,000 of carryback ability remaining. The effective tax rate used in computing net income was 20.7% in 1992, 27.2% in 1991 and 37.3% in 1990.

In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109 (SFAS 109)m "Accounting for Income Taxes." SFAS 109 will be effective on January 1, 1993 and supersedes Accounting Priniciple Bullentin Opinion 11 (APB 11). The statement utilizes the liability method of recognition and measurement of income taxes. Management does not expect that the adoption SFAS 109 will have a material effect on the Bank's operations. Management has not determined the proposed statement's results on operations; also, management has not decided whether it will implement SFAS 109 by restating prior years or by recording an adjustment for prior years in the Consolidated Statement of Income for the year adopted.

CAPITAL RESOURCES
The Bank's shareholders' equity totalled $59.3 million December 31, 1992, which represents an increase of $3.5 million over shareholders' equity on December 31, 1991. This increase was due to net income for the year of $5.8 million, offset by dividend in the amount of $2.9 million and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $575,000.

The Bank's shareholders' equity totalled $55.8 million as of December 31, 1991, which represents an increase of $3.8 million from shareholders' equity on December 31, 1990. This increase was due to net income for the year of $5.5 million, offset by dividends paid in the amount of $2.0 million and a decrease in the indebtedness of the Bank's Employee Stock Ownership Plan and Trust of $288,000.

The amount of dividends declared in 1992 and 1991 totalled $.60 per share and $.43 per share, respectively. The continued payment of this level of dividends is dependent upon a number of factors relating to earnings, economic conditions in Southern California and regulatory considerations.

The FDIC, the Federal Reserve Board, and the Comptroller of the Currency have adopted regualtions that supplement the current regulatory capital requirements by establishing guidlelines for calculating "risk-based" and "tier-one" capital ratios. These guidelines establish a framework that requires regulatory capital requirements to be risk adjusted. The risk-based capital ratio is determined by segregating assets and specified off-balance sheet commitments into foru risk weighted categories, with higher levels of capital requried for the categories prerceived as representing greater risk.

Under the guidelines, the Bank is required to maintain a ris-based capital ratio of 8.00% and a tier-one capital ratio of 4.00% by December 31, 1992. At December 31, 1992, the risk-based capital ratio of the Bank was 11.00% and its tier-one capital ratio was 9.8%. This is primarily because the Bank maintains a significant amount of treasury and agency backed securities ehich are primarily pledged as ollateral for bankruptcy related deposits or repurchase agreements with investment brokers and require either a 0% or 20% risk weighting; additionally most of the Bank's loan commitments are for less than one year which also require a 0% risk weighting.

LIQUIDITY AND INTEREST RATE RISK MANAGEMENT
Liquidity, which primarily represents the ability of the Bank to meet fluctuations in its deposit structure and to provide for customer credit needs, is actively managed by the Bank's Asset/Liability Management Committee. Inasmuch as a significant portion of the Bank's deposit structure is concentrated in specialized industries (for example, escrow and title insurance companies) which closely parallel the real estate economy in Southern California, the Bank is subject to Fluctuations in volume due to economic trends in Southern California real estate. To mitigate this exposure, the Bank has increased its emphasis on other types of deposits, and to a lesser degree relied upon the use of secured and unsecured lines of credit with correspondent banks and investment banking firms. Additionally, during 1992, Metrobank became a member of the Federal Home Loan Bank which Also allows it to draw upon lines of credit which were established during the year.

In addition to managing the liquidity requirements of the Bank, the Asset/Liability Management Committe reviews, recommends and implements changes in the asset and liability structure of the Bank's balance sheet. Presently, the relationship of interest sensitive assets to interest sensitive liabilities would cause an improvement in net interest margin in a falling rate environment. This would be caused primarily by the fact that the Bank's liabilities reprice more rapidly than does its assets.

INFLATION
The impact of inflation on the Bank differs significantly from that of industrial concerns, primarily because the Bank's assets and liablilities consist largely of monetary items. The relatively low proportion of the Bank's fixed assets to total assets (approximately .5% for each of the years ended December 31, 1992, 1991, and 1990) reduces both the potential of inflated earnings resulting from understated depreciation charges, and the potential singificant understatement of absolute values.

SELECTED FINANCIAL DATA                                                Metrobank


The following summarizes selected financial data concerning the Bqnk for the years indicated. The selected financial data should be read in conjunction with the Bank's Consolidated Financial Statements and Notes relating thereto, included elsewhere herein:


Dollars in thousands, except
per share data                    Years ended December 31,      1992            1991            1990            1989           1988

EARNINGS SUMMARY
Interest income                                           $   61,764      $   64,097      $   64,433      $   61,855     $   52,369
Interest expense                                              15,741          24,968          25,107          21,736         17,050
                                                          ----------      ----------      ----------      ----------     ----------
Net interest income                                           46,023          39,129          39,326          40,119         35,319
Provision for possible loan losses                             5,200           2,130           5,619           1,498          1,063
                                                          ----------      ----------      ----------      ----------     ----------
Net interest income after provision for possible
  loan losses                                                 40,823          36,999          33,707          38,621         34,256
Non-interest income                                            5,661           6,238           5,983           3,163          1,800
Non-interest expense                                          39,227          35,660          36,339          33,472         28,692
                                                          ----------      ----------      ----------      ----------     ----------
Earnings before income taxes                                   7,257           7,577           3,351           8,312          7,364
Provision for income taxes                                     1,499           2,064           1,250           2,844          2,591
                                                          ----------      ----------      ----------      ----------     ----------
Net earnings                                              $    5,758      $    5,513      $    2,101      $    5,468     $    4,733
PRINCIPAL BALANCE SHEET ITEMS (AS OF END OF PERIOD)
Investment securities                                     $  248,912      $  209,104      $  202,956      $  252,636     $  367,619
Federal funds sold                                               ---          30,000          25,000         130,000        115,675
Total loans -- gross                                         527,952         483,648         418,949         311,525        213,208
Total loans -- net                                           517,850         475,474         412,277         308,409        210,933
Total assets                                                 905,083         824,774         744,521         898,153        830,995
Total deposits                                               801,863         740,824         672,765         799,901        757,274
Total shareholders' equity                                    59,279          55,761          52,002          51,904         39,942
PRINCIPAL BALANCE SHEET ITEMS (AVERAGE)
Investment securities                                     $  235,532      $  204,204      $  237,764      $  351,062     $  327,778
Federal funds sold                                             1,385           1,640          12,730          30,974         64,369
Total loans -- gross                                         508,784         449,190         384,867         253,150        189,756
Total loans -- net                                           499,628         442,190         380,466         250,588        187,756
Total assets                                                 857,565         755,398         748,549         762,760        694,007
Total deposits                                               746,962         666,887         659,249         696,814        638,114
Total shareholders' equity                                    57,518          53,679          53,458          41,982         37,375
SHARE DATA
Net earnings per common share                             $     1.21      $     1.16      $     0.44      $     1.33     $     1.16
Dividends per common share                                $     0.60      $     0.43      $     0.31      $     0.12     $     0.10
Book value per share                                      $    12.47      $    11.74      $    10.95      $    10.96     $     9.73
Number of shares used in earnings per share
  calculation (1)                                          4,754,172       4,750,172       4,749,180       4,123,726      4,104,532
Number of shares used in book value per share
  calculation (2)                                          4,754,172       4,750,172       4,750,172       4,737,722      4,104,532
SELECTED RATIOS
Return on average shareholders' equity (net earn-
  ings divided by average shareholders' equity)                10.0%            10.3%            3.9%           13.0%          12.8%
Return on average assets (net earnings divided
  by average total assets)                                      0.7%             0.7%            0.3%            0.7%           0.7%
Equity to assets (average equity divided by
  average total assets)                                         6.7%             7.1%            7.1%            5.5%           5.4%
Average gross loans to average total assets                    59.3%            59.5%           51.4%           33.2%          27.3%
Average gross loans to average total deposits                  68.1%            67.4%           58.4%           36.3%          29.7%



(1) Earnings per common share are based upon the weighted average nubmer of common shares outstanding during earh period.
(2) the number of shares used in computing the book value per share is the number of common shares outstanding at the end of each period.

MANAGEMENT REPORT ON FINANCIAL INFORMATION

Management of Metrobank is responsible for the preparation and presentation of the financial statements, related financial data and other information in this annual report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on Management's informed estimates and judgement. Financial information appearing throughout this annual report is consistent with that in the financial statements.

In meeting its responsibility, Management relies on the Bank's internal control structure. This structure is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded to permit the preparation of appropriate financial information. The internal control structure is supplemented by a program of internal audits to independently evaluate the adequacy and application of financial and operating controls and compliance with Bank policies and procedures.

The Audit Committee of the Board of Directors meets regularly with management, the independent public accountants, and the internal auditors to ensure that each is properly discharging its responsibilities with regard to the financial statements and internal accounting controls. The independent public accountants and internal auditors have full and free access to the Audit Committee and meet with it, with and without Management being present, to discuss auditing and financial reporting matters.

The financial statements in this annual report have been audited by Arthur Andersen & Co., independent public accountants. Their audits were conducted in accordance with generally accepted auditing standards and included a review of the internal control structure, tests of accounting records and other audit procedures necessary to allow them to express their opinion on the fairness of the financial statements.

DAVID P. MALONE
DAVID P. MALONE
Executive Vice President, Chief Financial Officer



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Metrobank:

We have audited the accompanying consolidated statements of financial condition of METROBANK (a California chartered state bank) (the Bank) and subsidiaries as of December 31, 1992 and 1991, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1992. These financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metrobank and subsidiaries as of December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1992 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN & CO.
Los Angeles, California
January 19, 1993

                                    -----
                                      11

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                       METROBANK



In thousands, except for number of shares                   December 31,                1992                    1991
ASSETS
Cash and cash equivalents                                                              $ 86,164               $ 62,314
Federal funds sold                                                                            -                 30,000
Investment securities (approximate market value of $256,801
  and $218,853 at December 3, 1992 and 1991, respectively)                              248,912                209,104
Loans, net (gross $527,952 and $483,648 at December 31, 1992,
  and 1991, respectively                                                                517,850                475,474
Accrued interest receivable                                                               5,978                  5,615
Other real estate owned, net                                                             10,834                  5,245
Premises and equuipment,net                                                               3,120                  3,258
Investments in real estate                                                               19,167                 25,755
Other assets                                                                             13,058                  8,009
                                                                                       --------               --------
                                                                                       $905,083               $824,774
                                                                                       ========               ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Time certificates                                                                    $119,770               $208,336
  Other deposits                                                                        682,093                532,488
                                                                                       --------               --------
                                                                                        801,863                740,824
Securities sold under agreement to repurchase and federal funds
  purchased                                                                              32,695                 14,410
Accured interest payable                                                                    444                    937
Other liabilities                                                                        10,802                 12,842
                                                                                       --------               --------
  Total liabilities                                                                     845,804                769,013
Commitments and contingencies (Notes 12. 16)
Shareholders' equity:
  Preferred stock, no par value:
    Authorized-15,000,000 shares as of December 31, 1992 and 1991
    Outstanding-none
  Common stock, no par value:
    Authorized-25,000,000 shares as of December 31, 1992 and 1991
    Outstanding-4,754,172 and $,750.172 shares as of December
      31, 1992 and 1991, respectively                                                    34,310                 34,273
    Guarantee of ESOP loan                                                                 (863)                (1,438)
    Undivided profits                                                                    25,832                 22,926
                                                                                       --------               --------
      Total shareholders' equity                                                         59,279                 55,761
                                                                                       --------               --------
                                                                                       $905,083               $824,774
                                                                                       ========               ========


The accompanying notes are an integral part of these consolidated statements.




                                     -----

CONSOLIDATED STATEMENTS OF EARNINGS                                    METROBANK



In thousands, except per share amounts
and number of shares                          Years ended December 31,         1992             1991             1990
INTEREST INCOME:
Loans                                                                        $43,521          $46,937          $43,333
U.S. Treasury securities                                                      11,896            9,230            8,340
Obligations of U.S. government agencies                                          788            2,386            4,220
Obligations of state political subdivisions                                        -               50            1,113
Other securities                                                               5,399            5,408            6,371
Other interest income                                                            110                -                7
Federal funds sold                                                                50               86            1,049
                                                                             -------          -------          -------
                                                                              61,764           64,097           64,433

INTEREST EXPENSE:
Time certificates of deposit                                                   6,659           14,411           14,599
Other deposits                                                                 7,481            9,409            9,679
Funds purchased and securities sodl under agreements to repurchase             1,532            1,239            1,749
Capitalized carrying costs                                                       (65)            (284)          (1,110)
Other interest expense                                                           134              193              190
                                                                             -------          -------          -------
                                                                              15,741           24,968           25,107
                                                                             -------          -------          -------
  Net interest income                                                         46,023           39,129           39,326

Provision for possible loan losses                                             5,200            2,130            5,619
                                                                             -------          -------          -------
  Net interest income after provision for possible loan losses                40,823           36,999           33,707

NON-INTEREST INCOME:
Service charges on deposit accounts                                            1,301            1,108            1,098
Gain on sale of real estate investments                                            -                -            1,736
other non-interest income                                                      4,360            5,130            3,149
                                                                             -------          -------          -------
                                                                               5,661            6,238            5,983

NON-INTEREST EXPENSE:
Personnel expense                                                             15,595           14,228           13,820
Occupancy, furniture and equipment expense                                     4,546            4,955            5,794
Provision for OREO and insubstance foreclosures                                2,018              638               49
Other non-interest expense                                                    17,068           15,839           16,676
                                                                             -------          -------          -------
                                                                              39,227           35,660           36,339
                                                                             -------          -------          -------
  Earnings before income taxes                                                 7,257            7,577            3,351
Provision for income taxes                                                     2,999            3,126            1,250
Income tax credit                                                             (1,500)          (1,062)               -
                                                                             -------          -------          -------
                                                                               1,499            2,064            1,250
  Net earnings                                                               $ 5,758          $ 5,513          $ 2,101
                                                                             =======          =======          =======
  Earnings per share                                                         $  1.21          $  1.16          $  0.44
                                                                             =======          =======          =======
Weighted average shares outstanding                                        4,754,172        4,750,172        4,749,180
                                                                           =========        =========        =========



The accompanying notes are an integral part of these consolidated statements.


                                     -----

CONSOLIDATED STATEMENTS OF CHANGES IN                                  METROBANK
SHAREHOLDERS' EQUITY

                                                                  COMMON STOCK
                                                               ------------------    GUARANTEE OF     UNDIVIDED
DOLLARS IN THOUSANDS   THREE YEARS ENDED DECEMBER 31, 1992      SHARES    AMOUNT      ESOP LOAN        PROFITS           TOTAL
- ----------------------------------------------------------    ---------   --------     ----------      --------        --------
Balance, December 31, 1989                                    4,737,722   $34,175      $(1,098)        $18,827          $51,904
  $0.31 per share cash dividend                                      --        --           --          (1,473)          (1,473)
  Exercise of stock options                                      12,450        98           --              --               98
  Guarantee of indebtedness for ESOP                                 --        --         (628)             --             (628)
  Net earnings                                                       --        --           --           2,101            2,101
                                                              ---------   --------     ----------      --------        --------
Balance, December 31, 1990                                    4,750,172   $34,273      $(1,726)        $19,455          $52,002
  $0.43 per share cash dividend                                      --        --           --          (2,042)          (2,042)
  Reduction in guarantee of indebtedness
    for ESOP                                                         --        --          288              --              288
  Net earnings                                                       --        --           --           5,513            5,513
                                                              ---------   --------     ----------      --------        --------
Balance, December 31, 1991                                    4,750,172   $34,273      $(1,438)        $22,926          $55,761
  $0.60 per share cash dividend                                      --        --           --          (2,852)          (2,852)
  Exercise of stock options                                       4,000        37           --              --               37
  Reduction in guarantee of indebtedness
    for ESOP                                                         --        --          575              --              575
  Net earnings                                                       --        --           --           5,758            5,758
                                                              ---------   --------     ----------      --------        --------
Balance, December 31, 1992                                    4,754,172   $34,310      $  (863)        $25,832          $59,279
                                                              =========   =======      ==========      ========

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENT OF CASH FLOWS                          METROBANK

<Ccaption>
In thousands
Increase(decrease) in cash and cash equivalents       Years ended December 31,      1922         1991             1990
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                       $   5,758      $  5,513        $    2,101
                                                                                 ---------     --------        ----------
ADJUSTMENTS TO RECONCILE NEET INCOME TO NET CASH PROVIDED BY
  (USED IN) OPERATING ACTIVITIES
Accretion and amortization of investment securities                                    266        (1,013)             (943)
Depreciation and amortization of premises and equipment                                879           977             1,337
Provision for possible loan losses                                                   5,200         2,130             5,619
Provision for OREO and insubstance foreclosures                                      2,018           638                49
Provision for real estate investments losses                                           639            --                --
Loss (gain) on sale of other real estate owned                                          11          (773)              (93)
Gain on sale of real estate investments                                                 --            --            (1,736)
Goodwill amortization                                                                   64            63                80
Interest capitaalized                                                                  (65)         (284)           (1,110)
Decrease(increseee) in deferred taxes                                               (2,731)          101            (1,648)
Decrease (increase) in accrued interest receivable                                    (363)        1,106             1,027
Decrease (increase) in other assets                                                 (2,993)        7,360              (610)
Increase (decrease) in accrued interest payable                                       (493)         (842)              493
Increase (decrease) in other liabilities                                              (854)        3,045           (23,483)
                                                                                  --------      --------        ----------
  Total adjustments                                                                  1,158        12,508           (21,018)
                                                                                  --------      --------        ----------
  Net cash provided by (used in) operatingg activities                               7,336        18,021           (18,917)
                                                                                  --------      --------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of investment securities                                                 (124,663)      (65,022)          (31,203)
Proceeds from sales and maturities of investment securities                         84,589        59,877            81,830
Loan fundings, net of principal collected                                          (57,099)      (69,036)         (120,569)
Sale of other real estate owned                                                      1,133         8,766             1,863
Purchase of premises and equipment                                                    (741)         (426)             (784)
Decrease (increase) in real estate investments                                       6,653          (332)            1,431
Decrease (increase) in banker's acceptances                                            (10)         (268)            1,077
                                                                                  --------      --------        ----------
  Net cash provided by (used in) investing activities                              (90,138)      (66,431)          (66,355)
                                                                                  --------      --------        ----------
CASH FLOWS FROM FINANCINA ACTIVITIES:
Net increase (decrease) in demand deposits, NOW and money market,
  and savings accounts                                                             149,605       116,259          (224,823)
Net increase (decrease) of certificates of deposit                                 (88,566)      (48,200)           97,688
Increase (decrease) in repurchase agreements                                        18,285         6,191            (3,771)
Dividends paid                                                                      (2,709)       (1,901)           (1,473)
Stock options exercised                                                                 37            --                98
                                                                                  --------      --------        ----------
  Net cash provided by (used in) financingg activities                              76,652        72,349          (132,281)
                                                                                  --------      --------        ----------
Net increase (decrease) in cash and cash equivalents                                (6,150)       23,939          (217,553)
Cassh and cash equivalents, beginning of year                                       92,314        68,375           285,928
                                                                                  --------      --------        ----------
Cash and cash equivalents, end of year                                            $ 86,164      $ 92,314        $   68,375
                                                                                  --------      --------        ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                                        $ 16,299      $ 26,904        $   25,779
  Income taxes                                                                       4,230           905             3,612
Supplemental disclosure of noncash investing and financiang activities:
Guarantee of ESOP loan                                                            $   (575)     $   (288)       $      628
Foreclosed real estate loans                                                         5,588         3,777             9,939
                                                                                  ---------     --------        ----------

The accompanying notes are an integral part of these consolidated statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            METROBANK

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The consolidated financial statements include the accounts of Metrobank (the "Bank"), a California state chartered bank, and its wholly owned subsidiaries, Metrocorp, Inc. and Metrobancorp. Material intercompany accounts and transactions have been eliminated. Certain items in the 1991 and 1990 financial statements have been reclassified to conform to the presentation contained in the 1992 statements.

The accounting and reporting policies of the Bank and its subsidiaries conform with generally accepted accounting principles and general practices within the banking industry. The following are descriptions of the more significant policies.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and federal funds sold. Generally, fuderal funds are purchased and sold for one-day periods.

Investment Securities
Investment securities are stated at cost, with any discount or premium accreted or amortized to maturity using the effective interest method. These securities are not adjusted to the lower of cost or market because Management has the ability and the intention of holding such securities to maturity. Adjustments to the lower of cost or market value are made if Management does not intend to or is financially unable to hold the security to maturity, or if a decline in value indicates a possible impairment of the ability to recover principal. Realized gains and losses are determined on a specific identification basis.

In September, 1992, the Financial Accounting Standards Board (the "FASB") issued an exposure draft for public comment of a proposed new accounting standard that would change the method of accounting for most of the Bank's investment securities. The proposed standard defines a new classification of investment securities, those that are "available for sale". Securities would be considered available for sale if they would be sold under certain conditions, among these being changes in interest rates or a need to restructure the portfolio to better match the maturity or interest rate characteristics of liabilities. Under the provisions of the proposed standard, securities that are classified as available for sale would be accounted for at their current fair value rather than amortized historical cost. Unrealized gains or losses would not be recognized as current income; the appreciation or depreciation would instead be reported as an increase or decrease of capital on the consolidated statements of financial condition and in the statements of changes in shareholders' equity.

Loans
Loans are carried at face amount, less payments, the allowance for possible loan losses, unearned fees and unearned discounts. Interest income is accrued principally on a simple interest basis. Unearned interest on certain consumer loans is recognized in income on a sum-of-the-digits method, which approximates a constant yield over the life of the loan. Loan fees and direct origination costs are deferred and amortized as an adjustment to income and yield over the life of the loan agreement using a level yield method.

In general, loans are placed on a non-accrual basis when there is significant doubt as to the collectibility of interest or principal, or when interest or principal becomes 90 days past due, unless the loan is well secured and in the process of collection. Interest accrued but uncollected is reversed when a loan is placed on a non-accrual basis. Loans are restored to an accrual basis only when payments are current and the borrower had demonstrated an ability and an intent to perform in accordance with the terms of the loan agreement.

                                    ------
                                      19

Allowance for Possible Loan Losses
The allowance for possible loan losses is based upon Management's continuous evaluation of the collectibility of outstanding loans, which takes into consideration such factors as changes in the nature of the loan portfolio, economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustment become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operating expense and reduced by loan losses, net of recoveries.

Investments in Real Estate
Real estate acquired for the acquisition, development and construction of real estate in which the Bank participates with real estate developers are stated at the lower of cost or net realizable value. The Bank capitalizes interest on funds disbursed during the active construction phases of real estate development projects.

Premises and Equipment
Premises and equipment are carried at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized over the term of the respective lease or the estimated useful life of the property, whichever is shorter.

Other Real Estate Owned (OREO)
Real estate acquired in satisfaction of loans and "insubstance foreclosures" are reported as other real estate owned. "Insubstance foreclosures" are properties in which a borrower with little or no equity in the collateral effectively abandons control of the property or has no economic interest to continue involvement in the property. Property acquired by foreclosure or deed in lieu of foreclosure and properties classified as "insubstance foreclosures" are transferred to OREO and are recorded at the lower of the loan balance on the property at the date of transfer or the fair value of the property constructively or actually received. Subsequent operating expenses or income, reduction in estimated values, and gains or losses on disposition of such properties are charged to current operations. Gains or losses on sale are recorded in conformity with standards which apply to the accounting for sales of real estate. Losses that result from the ongoing periodic valuation of these properties are changed against OREO reserves or to OREO expense in the period in which they are indentified.

Income Taxes
When income and expenses are recognized in different periods for financial reporting purposes and income tax purposes, deferred taxes are provided on such timing differences. These result primarily from the provision for loan losses and timing differences between book and tax depreciation methods on fixed assets. In February 1992, the FASB issued Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." SFAS 109 will be mandatorily effective for the Bank on January 1, 1993 and supersedes Accounting Principle Bulletin Opinion 11 (APB 11). The statement utilizes the liability method for recognition and measurement of income taxes. Management does not expect that the adoption of SFAS 109 will have a material effect on the Bank's operations. Management has not determined the proposed statement's results on operations; also, management has not decided whether it will implement SFAS 109 by restating prior years or by recording an adjustment for prior years in the Consolidated Statements of Earnings for the year adopted.

Earnings Per Share
Earnings per common share is based on the weighted average number of shares outstanding during the period. Stock options have been excluded from the computation of earnings per share, as their effect is not material for the years ended December 31, 1992, 1991 and 1990.

2.  FEDERAL RESERVE REQUIREMENT

All depository institutions are required to maintain reserves on transaction deposits in the form of balances at the Federal Reserve Bank. The average reserve requirements for the Bank were $27,969,000 and $22,303,000 during the yeras ended December 31, 1992 and 1991, respectively.

                                     ----
                                      20

3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in debt securities at December 31, 1992 are as follows:

                                                                                         Gross        Gross    Estimated
                                                                         Amortized  Unrealized   Unrealized       Market
In thousands                                                                  Cost       Gains       Losses        Value
U.S. Treasury securities and obligations government corporations
  and agencies                                                           $184,895      $6,298        $(168)     $191,025
Mortgage-backed securities                                                 61,337       1,926         (167)       63,096
Other securities                                                            2,680           -            -         2,680
                                                                        ---------      ------        -----      ---------
                                                                         $248,912      $8,224        $(335)      $256,801
                                                                        ---------      ------        -----      ---------

The amortized cost and estimated market values of investments in debt securities at December 31, 1991 are as follows:


                                                                                         Gross        Gross    Estimated
                                                                         Amortized  Unrealized   Unrealized       Market
In thousands                                                                  Cost       Gains       Losses        Value
U.S. Treasury securities and obligations government corporations
  and agencies                                                           $150,386      $6,836        $   -      $157,222
Mortgage-backed securities                                                 58,518       2.913            -        61,431
Other securities                                                              200           -            -           200
                                                                        ---------      ------        -----      ---------
                                                                         $209,104      $97494        $   -       $218,853
                                                                        ---------      ------        -----      ---------

The amortized cost and estimated market value of debt securities at December 31, 1992 and December 31, 1991, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed secrities are listed spearately as their estimated average lives vary according to changes in interest rates. In general, these investments at December 31, 1992 have estimated average lives of between one and five years.

                                                                             1992                             1991
                                                                 ---------------------------      ---------------------------
                                                                    Amortized      Estimated         Amortized      Estimated
In thousands                                                             Cost   Market Value              Cost   Market Value
Due in one year or less                                              $ 34,839       $ 35,902          $ 49,928       $ 50,864
Due after one year through five years                                 127,877        133,089           100,458        106,358
Due after five years through ten years                                 24,859         24,714               200            200
                                                                    ---------      ---------         ---------      ---------
                                                                      187,575        193,705           150,586        157,422
Mortgage-backed securities                                             61,337         63,096            58,518         61,431
                                                                    ---------      ---------         ---------      ---------
                                                                     $248,912       $256,801          $209,104       $218,853
                                                                    ---------      ---------         ---------      ---------


U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities having a market value of approximately $183,876,000 and $166,940,000 were pledged to secure bankruptcy deposits, securities sold under agreements to repurchase, and other liabilities as of December 31, 1992 and 1991, respectively. There were no sales of investment securities during 1992 or 1991.

4. INVESTMENTS IN REAL ESTATE

During 1992, the Bank's wholly owned subsidiary, Metrocorp, Inc. (the Company) transferred one of its joint ventures to insubstance foreclosure and another to OREO. Total write-downs associated with these two properties amounted to approximately $2 million. Additionally, the Company wrote-down its investments in real estate by approximately $700,000 during 1992.

Additionally, as of December 31, 1992, the Company owned a low income housing project with a book value of approximately $17.4 million. The Company has elected to retain this project due to favorable tax credits which are available. These tax credits, of which $1.5 million was utilized in 1992, total approximately $15 million over a 10 year life and are subject to certain alternative minimum tax restrictions. As of December 31, 1992, the Bank had approximately $12.4 million of remaining tax credit availability.

5.  LOANS

The composition of the loan portfolio at December 31 is as follows:


In thousands                                   1992               1991
Commercial and industrial                     $125,702           $127,166
Real estate-other                              255,971            211,879
Real estate-construction                        46,463             56,982
Consumer                                        91,681             75,646
Other                                            9,574             13,276
                                              --------           --------
                                               529,391            484,949

Less
   Allowance for possible loan losses           10,102              8,174
   Deferred loan fees, net                       1,439              1,301
                                              --------           --------
                                              $517,850           $475,474
                                              ========           ========


As of December 31, 1992 and 1991, the Bank had loans totaling approximately $4,922.000 and $1,594,000, respectively, on which it was not accruing income due to their delinquent status. If interest on non-accrual loans had been accrued, interest income would have increased approximately $385,000, $143,000 and $22,000 for the years ended December 31, 1992, 1991, and 1990 respectively.

In the ordinary course of business, the Bank has granted loans to certain directors and entities with which these driectors are associated. It is the Bank's policy that all such loans and commitments to lend be made under terms which are consistent with the Bank's lending policies applicable to third parties. As of December 31, 1992 and 1991, loans outstanding to related parties were approximately $12,249,000 and $11,590,000, respectively.

An analysis of the activity in the allowance for possible loan losses is summarized as follows:


In thousands                                    1992               1991              1990
Balance at beginning of year                  $ 8,174            $6,672            $3,116
Provision for possible loan losses              5,200             2,130             5,619
Loans charged off                              (3,559)           (1,479)           (2,126)
Recoveries on loans previously charged off        287               691               223
                                              -------            ------            ------
Balance at end of year                        $10,102            $8,174            $6,672
                                              =======            ======            ======


6.   OTHER REAL ESTATE OWNED

The composition of other real estate owned at December 31 is as follows:


In thousands                                                       1991              1990
Unimproved land                                                  $ 4,336           $1,836
Single family residences                                           2,139            2,137
Commercial buildings                                               4,422                -
Industrial buildings                                               1,272            1,272
                                                                 -------           ------
                                                                  12,169            5,245
Less- avluation allowance                                          1,335                -
                                                                 -------           ------
                                                                 $10,834           $5,245
                                                                 =======           ======



                                     -----

An analysis of the activity in the valuation allowance is summarized as follows:


In thousands                                                                1992         1991        1990

Balance at beginning of year                                              $   --          $160        $ 64
Provision transferred/(to) from allowance for possible loan losses            --          (160)        160
Provision charged to operations                                            2,018           638          49
Losses and valuation adjustments charged to allowance                       (663)         (638)       (113)
                                                                          ------          ----        ----
Balance at end of year                                                    $1,335          $ --        $160
                                                                          ======          ====        ====

The Bank has $10,834,000 and $5,245,000 in real estate acquired in satisfaction of loans and "insubstance foreclosures" at December 31, 1992 and 1991, respectively. A significant amout of this real estate relates to "insubstance foreclosures" which the Bank expects will be effectively abandoned, as the borrower has little or no economic interest to continue its involvement in the properties. The Bank records the properties at the lower of cost or fair market value at the date of transfer.

Foreclosure and holding costs, net of rental income, amounted to approximately $203,000, $148,000 and $46,000 during the years ended December 31, 1992, 1991, and 1990 respectively, and are included in the other non-interest expense. Sales of others real estate owned resulted in the net loss of $11,000 in 1992, a net gain of $773,000 in 1991, and a net gain of $92,500 in 1990.

7.  PREMISES AND EQUIPMENT

Premises and equipment at December 31 are as follows:


in thousands                                                                               1992        1991
Leasehold improvements                                                                    $3,612      $3,371
Furniture, fixtures and equipment                                                          7,609       7,114
                                                                                          ------      ------
Less--accumulated depreciation and amortization                                           $3,120      $3,258
                                                                                          ------      ------

The amounts of depreciation and amortization of premises and equipment included in non-interest expense were $879,000, $977,000 and $1,337,000 for the years ended Decembert 31, 1992, 1991 and 1990, respectively, and are based on estimated lives of 6 to 20 years for leasehold improvements and 3 to 20 years for furniture, fixtures and equipment.

8.  OTHER ASSETS

The composition of other assets at December 31 is as follows:



in thousands                                                                               1992        1991
Good will                                                                                 $  429      $  493
Prepaid expense                                                                              425         535
Customer acceptances                                                                       3,747       2,611
Accounts receivable                                                                          635         746
Other assets                                                                               7,822       3,624
                                                                                         -------      ------
                                                                                         $13,058      $8,009
                                                                                         -------      ------


9.  DEPOSITS

The composition of deposits at December 31 is as follows:


In thousands                                               1992           1991
Non-interest -- bearing demand deposits                $396,521       $306,939
NOW accounts                                             30,348         13,578
Money market demand accounts                            235,482        193,029
Savings deposits                                         19,742         18,942
Time certificates of $100,000 or more                    77,163        153,476
Other time certificates                                  42,607         54,860
                                                       --------       --------
                                                       $801,863       $740,824
                                                       ========       ========

Interest expense on time certificates of $100,000 or more was $4,626,000, $10,855,000 and $11,840,000 for the years ended December 31, 1992, 1991 and
1990, respectively.

At December 31, 1992, the Bank had concentrations of deposits with the entertainment industry, escrow companies, title companies and insolvency trustees. A substantial portion of the Bank's demand deposits consist of funds deposited by escrow and title companies. To a large extent, these deposits are generated as a result of paying the cost of data processing and other services to assist these companies in accounting for real estate and other transactions.

10. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Repurchase agreements at December 31 are as follows:


In thousands                                                      1992           1991
Repurchase agreements                                          $ 2,695        $14,410
Weighted average rate of repurchase agreements                   2.94%          3.75%
Maximum month-end balance outstanding                          $29,466        $14,410
Average outstanding balance during the year                    $34,272        $11,303
Weighted average rate during the year                            3.74%          5.29%
Investment securities collateralizing repurchase agreements:
  Par value                                                    $ 2,530        $14,450
  Market value                                                 $ 2,727        $15,123
                                                               -------        -------

All outstanding repurchase agreements at December 31, 1992 mature on or before January 5, 1993.

All securities underlying repurchase agreements are held in safekeeping by broker/dealers, and all agreements are to repurchase the same securities. It is Management's policy to enter into repurchase agreements only with primary broker/dealers.

11. OTHER LIABILITIES

The composition of other liabilities at December 31 is as follows:


In thousands                                              1992       1991
Customer acceptances                                   $ 3,747    $ 2,611
Accrued expenses                                         3,160      3,806
Accrued customer expense                                   757      1,120
Mortgage payable                                         1,653      1,723
Guarantee of ESOP loan                                     863      1,438
Other liabilities                                          622      2,144
                                                       -------    -------
                                                       $10,802    $12,842
                                                       =======    =======

12. LEASE RENTALS AND CONTINGENCIES

The Bank leases certain office facilities from non-affiliated parties under operating leases expiring at various times through the year 2002, with options to renew through the year 2012.

As of December 31, 1992, the approximate future lease rentals payable under noncancelable operating leas4e contracts are as shown in the following chart.


In thousands                                                       Obligations
Year ending December 31
1993                                                                  $  3,454
1994                                                                     3,327
1995                                                                     3,151
1996                                                                     2,174
1997                                                                     2,174
1998 and thereafter                                                      8,242
                                                                      --------
                                                                      $ 22,522
                                                                      ========


The amounts shown in the chart do not include future increases in rental amounts, if any, based on changes in the Consumer Price Index and building operating costs, as provided in the leases.

Annual rental expense from these lease commitments was approximately $2,824,000, $2,844,000 and $2,916,000 during the years ended December 31, 1992,
1991 and 1990, respectively.

The Bank is involved in vqrious legal proceedings arising from the normal course of business. In the opinion of Management and the Bank's legal counsel, the disposition of pending litigation will not have a material adverse effect on the Bank's financial position.

13. SHAREHOLDERS' EQUITY

Stock Options
In October of 1978, the shareholders of the Bank adopted a non-qulified stock option plan (the Non-qualified Plan), under which 136,755 shares of authorized but unissued common stock were reserved for issuance to key employees. In addition, 479,395 shares of authorized but unissued common stock are reserved for inssuance to key employees under a stock option plan adopted in April of 1982 (the Incentive Plan). On December 23, 1988, Metrobank adopted a 1988 Stock Option Plan under which 800,000 shares of authorized but unissued stock are reserved for issuance to certain key employees and directors of the Bank and subsidiaries. The purchase price of stock under the plans may not be less than the fair market value of such stock at the time such option is granted. Options presently issued under these plans are exercisable in such installments and expire on such dates as the Board of Directors may determine, but not later than five years from the date of grant for the Non-qualified Plan and ten years from the date of grant for the Incentive Plan and the Stock Option Plan. The Incentive/Non-incentive Plan has been designed to qualify options granted thereunder as incentive stock options, but does not preclude the granting of non-qualified options.

The following table summarized stock option activity for the year ended December 31, 1992:

                                                                                                                              Shares
                          Outstanding at                                                 Outstanding at   Exercisable at   Available
                            December 31,                                                   December 31,     December 31,  for Future
                                    1991          Granted    Exercised         Canceled            1992             1992       Grant

1988 stock option plan:
  Shares                         294,500           37,500        1,750           12,500          317,750           209,500  450,500
  Option price per share    $7.13-$10.00    $10.13-$11.88       $10.00     $8.00-$10.00     $7.13-$11.88      $7.13-$10.00
Nonqualified plan:
  Shares                           5,000              ---          ---            5,000              ---               ---      ---
  Option price per share     $8.25-$8.75              ---          ---      $8.25-$8.75              ---               ---      ---
Incentive plan:
  Shares                         327,600              ---        2,250           11,500          313,800           313,800      ---
  Option price per share    $8.00-$10.00              ---        $9.00     $8.00-$10.00     $8.00-$10.00      $8.00-$10.00      ---
                            ------------    -------------        -----     ------------     ------------      ------------  -------



                                    ------

Employee Stock Ownership Plan and Trust
The Bank maintains an Employee Stock Ownership Plan and Trust for eligible employees, under which, at the discretion of the Board of Directors, an amount not to exceed 15 percent of the salaries of all employees may be contributed each plan year. During 1992, the Employee Stock Ownership Lan and Trust paid down its borrowings utilized for the pruchases of additional share of Metrobank stock from $1,438,000 to $863,000. For financial reporting purposes, the loan is considered guaranteed by the Bank and is therefore shown as a reduction of capital. The terms of the loan agreement require the Trust to pay principal andf interest quarterly on its outstanding borrowing to fully amortize the line of credit beginning in September 1991. Inasmuch as the Trust does not have adequate liquidity to fund principal and interest payments on the borrowing, the Bank made payments of approximately $593,000 and $401,000 during 1992 and 1991, respectively, to fund the scheduled note reduction. Other than these loan payments, the Bank made no vontributions in 1992, 1991 or 1990.

Dividend Restrictions
The Financial Code of the State of California provides that dividends paid in any one year may not exceed the lesser of the Bank's undivided profits or the net income for the prior three years, less cash distributions to shareholders during such period. As of December 31, 1992, approximately $7,005,000 of undivided profits are available for dividends.

Preferred Stock
The Bank is authorized to issure up to 15,000,000 shares of preferred stock, no par value, in one or more series. The Board of Directors is authorized to establish the terms and conditions of the preferred stock prior to issuance. As of December 31, 1992, no shares were outstanding.

14. OTHER NON-INTEREST EXPENSE

The following is a breakdown of other non-interest expense for the years ended December 31:


In thousands                                                                  1992                    1991                    1990
Professional services                                                     $  2,441                $  1,932                $  2,154
Professional services for customers                                          5,723                   6,607                   9,261
Promotion expense                                                            1,067                     894                     918
Low income housing project expense                                           1,744                   1,274                     ---
Office supplies and equipment                                                1,257                   1,087                   1,084
Regulatory assessments                                                       1,754                   1,499                     937
Other real estate-owned costs                                                  203                     148                      46
Other                                                                        2,879                   2,398                   2,276
                                                                          --------                --------                --------
                                                                          $ 17,068                $ 15,839                $ 16,676
                                                                          ========                ========                ========

15. INCOME TAXES

The current and deferred amounts of the provison (benefit) for income taxes net of income tax credit are summarized as follows:


In thousands                                                                  1992                    1991                    1990

Current:
  Federal                                                                   $2,257                  $1,031                  $2,113
  State                                                                      1,114                     932                     785
                                                                            ------                  ------                  ------
                                                                             3,371                   1,963                   2,898

Deferred:
  Federal                                                                   (1,523)                    197                  (1,276)
  State                                                                       (349)                    (96)                   (372)
                                                                            ------                  ------                  ------
                                                                            (1,872)                    101                  (1,648)
                                                                            $1,499                  $2,064                  $1,250
                                                                            ======                  ======                  ======


                                    -------

Deferred taxes arise from timing differences in the recognition of revenues, expenses and tax credits for tax and financial reporting purposes. The tax effects of principal items affecting deferred taxes for the years ended December 31 are as follows:


In thousands                                                                            1992           1991           1990

Difference between accrual and cash basis income                                     $     --         $   --         $  (250)
Difference between provisions for possible loan losses for tax and
  financial statement purposes                                                           (852)          (613)         (1,770)
Difference beween depreciation for tax and financial statement purposes                    39            486            (150)
Difference between provisions for losses on other real estate owned for tax and
  financial statement purposes                                                         (1,093)            --              30
Difference beetween discount accreetion for tax and financial statement purposes          (61)           297             175
State franchise tax                                                                        38            (27)            200
Other, net                                                                                 57            (42)            117
                                                                                     --------         ------         -------
                                                                                     $(1,182)         $  101         $(1,648)
                                                                                     --------         ------         -------


The provision for income taxes differs from the amounts computed by applying statutory income tax rates to earnings before income taxess, as follows:


In thousands                                                                            1992           1991           1990
Federal income tax expense at statutory rate                                         $ 2,467          $2,576         $1,139
Tax exempt income, net of exclusion                                                       (6)            (10)          (375)
State franchise taxes, net of federal benefit                                            510             548            251
Other, net                                                                                28              12            235
                                                                                     --------         ------         -------
Provisions for income taxes                                                            2,999           3,126          1,250
Income tax credit                                                                     (1,500)         (1,062)            --
                                                                                     --------         ------         -------
Net provision for income tax                                                         $ 1,499          $2,064         $41,250


16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Financial instruments whose contractuaaaal amounts represent credit risk as of December 31 are as follows:

                                               Contractual Amount
                                               ------------------
In thousands                                   1992          1991
Commitments to extend credit                  $94,666       $112,543
Standby letters of credit                       4,081          5,883
                                              -------       --------
                                              $98,747       $118,426
                                              =======       =======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, obtained if deemed necessary by the Bank upon extension of credit, is based on Management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and various forms of real estate.

Standby letters of credit are unconditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilitiies to customers. The Bank holds marketable securities and property as collateral supporting those commitments for which collateral is deemed necessary.

17.  CONCENTRATION OF CREDIT RISK

At December 31, 1992, approximately $302 million of the Bank's loan portfolio is collateralized by various forms of real estate compared to $269 million at December 31, 1991. The Bank attempts to reduce its concentration of credit risk by making loans which are diversified by project type and geographic locations throughout Southern California. While management believes that the collateral presently securing these loans is adequate, there can be no assurances that a significant deterioration in the Southern California real estate economy would not expose the Bank to a significantly greater degree of credit risk.

18.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the FASB issued Statement of Financial Accounting Standards 107, Disclosures about Fair Value of Financial Instruments. This statement requires all companies with assets in excess of $150 million to disclose "...either in the body of the financial statements or in the accompanying notes, the fair value of financial instruments for which it is practicable to estimate that value." For purposes of this statement, the fair value of each financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. This statement is effective for the Bank's year ended December 31, 1992.

In the statement, the FASB says the "fair values of financial instruments depict the market's assessment of the present value of net future cash flows directly or indirectly embodied in them, discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur." The information about fair value is said to better enable "Investors, creditors, and other users to assess the consequences of an entity's investment and financing strategies, that is, to assess its performance."

Nonetheless, there are several factors which users of these financial statements should keep in mind. First, the statement acknowledges that there are uncertainties inherent in the process of estimating fair market value of financial instruments. Second, the statement covers only financial instruments, not other assets like premises and equipment, the fair value of which might differ significantly from the amounts at which they are carried in an entity's financial statements. Third, the Bank must exclude from its estimate of the fair value of deposit liabilities any consideration of the value of its ongoing customer relationships which provide stable sources of investable funds. Forth, it is the intent of the bank to hold substantially all of its financial instruments to their maturities, and thus, any unrealized gains and losses may not be realized through sale or other action. Lastly, the statement does not address means of evaluating an entity's performance in areas other than the management of financial instruments, for example, the ability to generate non-interest income and the control on non-interest expense. For these reasons, users are advised not to regard the disclosure of the fair market value of financial instruments as in any way equivalent to a valuation of the Bank as a whole.

The following assumptions were used to estimate the fair value of each financial instrument listed below:

Cash and Cash Equivalents
For these short term investments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
For investment securities, fair value equals quoted market price, if available, fair value is estimated using quoted market prices for similar securities.

Loans
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These cash flow assumptions include adjustments to reflect estimates of uncollectible amounts.


                                    ------
                                      28

Deposits
The fair value of demand deposits, money market, NOW and savings accounts is the amount payable on demand at December 31, 1992. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold Under Agreement to Repurchase and Federal Funds Purchased
For these short term borrowings, the carrying amount is a reasonable estimate of their fair value.

Commitments to Extend Credit and Standby Letters of Credit
The fair value of letters of credit is based on fees currently charged for similar agreements. The utilization of a loan commitment is at the option of the borrower, and to the extent a borrower exercises that option, the loans are being written at rates comparable to current market rates. As such, these commitments have no fair value.

                                                                                          Carrying
In thousands                                            As of December 31, 1992             Amount      Fair Value
FINANCIAL ASSETS:
Cash and cash equivalents                                                                 $ 86,164       $ 86,164
Investment securities                                                                     $248,912       $256,801
Loans                                                                                     $517,850       $518,000

FINANCIAL LIABILITIES:
Deposits                                                                                  $801,863       $801,835
Securities sold under agreement to repurchase and federal funds purchased                 $ 32,695       $ 32,695

UNRECOGNIZED FINANCIAL INSTRUMENTS:
Commitments to extend credit                                                              $     --       $     --
Standby letters of credit                                                                 $     --       $     80


19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data follows (in thousands except per share amounts):

                               Three months ended            March 31,          June 30,    September 30,          December 31,
1992
Net interest income                                            $10,540           $11,536          $11,534               $12,413
Provision for possible loan losses                                 675             1,650            2,400                   475
Noninterest income                                               1,398             1,321            1,398                 1,544
Noninterest expense                                              9,507             9,962            8,781                10,977
Net earnings                                                     1,408             1,097            1,404                 1,849
Earnings per share                                             $  0.30           $  0.22          $  0.30               $  0.39
                                                               -------           -------          -------               -------

1991
Net interest income                                            $ 8,542           $ 9,576          $10,013               $10,998
Provision for possible loan losses                                (255)              759              289                 1,337
Noninterest income                                               1,119             1,523            1,519                 2,077
Noninterest expense                                              8,495             9,359            9,516                 8,290
Net earnings                                                       960               800            1,350                 2,403
Earnings per share                                             $  0.20           $  0.17          $  0.28               $  0.51
                                                               -------           -------          -------               -------

SECURITIES ACTIVITY                                                   METROBANK

The Bank is a member of the American Stock Exchange and its common stock is traded under the symbol of MBN.

The following table reflects the market price for the Bank's common stock for each period presented.

                                         1992                     1991
                                    --------------          --------------
                                    HIGH       LOW          HIGH       LOW
                                   ------     -----        ------     -----
First quarter                      $12.88    $ 8.63        $ 9.13     $6.75
Second quarter                      12.38     11.00         10.88      8.75
Third quarter                       11.88      9.88         10.88      8.63
Fourth quarter                      12.13      9.63         10.00      8.25
                                   ------     -----        ------     -----

The Bank had approximately 429 record holders of its common stock as of Janaury 31, 1993. On January 28, 1992, the Bank declared a cash dividend of $.15 per share to shareholders of record on April 1, 1992, payable on April 20, 1992.
On May 26, 1992, the Bank declared a second cash dividend of $.15 per share to shareholders of record on July 1, 1992, payable on July 20, 1992. On August 25, 1992, the Bank declared a third cash dividend of $.15 per share to shareholders of record on October 1, 1992, payable on October 20, 1992. On November 24, 1992, the Bank declared a fourth cash dividend of $.15 per share to shareholders of record on January 1, 1993 payable on January 20, 1993.

The amount of dividends declared in 1992 and 1991 totalled $.60 per share and $.43 per share, respectively. The continued payment of this level of dividends is dependent upon a number of factors relating to earnings, economic conditions in Southern California and regulatory conditions.

SHAREHOLDER INFORMATION

The Annual Meeting of Shareholders of Metrobank will be held at the Bank's Headquarters Office, 10900 Wilshire Boulevard, Los Angeles, California 90024, on May 25, 1993 at 4:00 P.M. All shareholders are cordially invited to attend.

Auditors
Arthur Andersen & Co., Los Angeles, California

Corporate Secretary
Sharon Canup, Corporate Senior Vice President

Legal Counsel
Buchalter, Nemer, Fields & Younger, Los Angeles, California
Loeb and Loeb, Los Angeles, California

Transfer Agent
First Interstate Bank of California, Corporate Trust Department, 707 Wilshire Boulevard, Los Angeles, California 90017

For shareholder and stock information, please contact Sharon Canup, Corporate Secretary (310) 824-5700.

A copy of the Bank's Annual Report on Form F-2 as filed with the Federal Deposit Insurance Cororation may also be obtained without charge by writing Ms. Canup at Metrobank, 10900 Wilshire Boulevard, Los Angeles, California 90024.


                                    ------
                                      30

METROBANK MANAGEMENT

BOARD OF DIRECTORS

David L. Buell
Chairman and Chief Executive Officer
Metrobank
Richard E. Butler
president
Kilkenny Consulting Corporation

Peter B. Caloyeras
President
Magnetika, Inc.

Seymour J. Carr
Oral and Maxillofacial Surgeon

Dorothy L. Castro
Chairman and Chief Executive Officer
Superior Fast Freight

James W. Hobson
Vice Chancellor (Emeritus)
University of California, Los Angeles

Rudy B. Markmiller
President
Network Courier Services

Robert L. Mayer
President
The Robert Mayer Corporation

Laurence H. Smead
Chairman
Sasco Electric

Wallace Wong
Chief Executive Officer
Cal-American Medical Supplies

Sharon L. Canup
Corporate Secretary and
Corporate Senior Vice President

ADMINISTRATIVE DIVISION

Robert P. Bulseco
President and
Chief Administrative Officer

David P. Malone
Executive Vice President and
Chief Financial Officer

Pamela L. Citron
Corporate Senior Vice President
and Cashier

Douglas P. Krause
Senior Vice President
and General Counsel

COMMERCIAL DIVISION

Paul W. Stroube
Executive Vice President
Headquarters Office

William F. G. Carroll
Regional Vice President
Orange County Regional Head Office

David Frandsen
Regional Vice President
San Fernando Valley
Regional Head Office

Kenneth J. Cooke
Regional Vice President
San Diego Regional Head Office

Anita R. Smith
Regional Vice President
South Bay Regional Head Office

Steve Saylor
Corporate Senior Vice President
Deposit Administration

LOAN DIVISION

Paul B. Alexander
Executive Vice President and
Chief Credit Officer

Mestin Ayenew
Senior Vice President
Mortgage Loan Division

Frank DiTomaso
Senior Vice President
Asset-Based Loan Department

Elmo Ondatje
Senior Vice President
International Department

Gordon Smith
Corporate Senior Vice President
Indirect Loan Center

Eiji Yamanishi
Corporate Senior Vice President
Real Estate Loan Department

METROBANK OFFICES

Headquarters Office
10900 Wilshire Boulevard
Los Angeles, CA 90024
(310) 824-5700

Orange County Regional Head Office
5000 Birch Street
Newport Beach, CA 92660
(714) 955-5400

San Diego Regional Head Office
3131 Camino del Rio North
San Diego, CA 92108
(619) 563-9400

San Fernando Valley Regional
Head Office
21530 Oxnard Street
Woodland Hills, CA 91367
(818) 587-5200

South Bay Regional Head Office
21535 Hawthorne Boulevard
Torrance, CA 90503
(310) 516-9700

Administrative Offices
19191 S. Vermont Avenue
Torrance, CA 90502
(310) 516-9700

Operations Center
333 S. Beaudry Avenue
Suite 216
Los Angeles, CA 90017
(213_ 250-2000

                                  SIGNATURES


        Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

Date:  March 29, 1993                          METROBANK
                                               ---------
                                               (Bank)

                                    By   David L. Buell
                                         -----------------------
                                         David L. Buell
                                         Chairman of the Board
                                         Chief Executive Officer



        Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Bank and in the capacities indicated on the date set forth above.

    Signature                                Title

David L. Buell                           Chief Executive Officer
- ---------------------------              Chairman of the Board
David L. Buell                           (principal executive officer)
                                         and Director

David P. Malone                          Executive Vice President
- ---------------------------              Chief Financial officer
David P. Malone                          (principal financial officer)

Chris Ishikawa                           Vice President
- ----------------------------             Controller
Chris Ishikawa                           (principal accountinng officer)

Peter Caloyeras                          Director
- ---------------------------
Peter Caloyeras

Seymour Carr                             Director
- ----------------------------
Seymour Carr

                                         Director
- ----------------------------
James W. Hobson

                                         Director
- ----------------------------
Wallace Wong

                                         Director
- ----------------------------
Robert L. Mayer

                                         Director
- ----------------------------
Rudy B. Markmiller



                                      41